SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                             ASCENT PEDIATRICS, INC.
                                (Name of Issuer)

                                  Common Stock,
                           $.00004 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    04362X101
                                 (CUSIP Number)

                                Brian P. Friedman
                           FS Private Investments LLC
                         55 East 52nd Street, 37th Floor
                          New York, New York 10055-0002
                                 (212) 309-8348
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 1, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------                     ------------------------
CUSIP No.  04362 XI 01                                Page 2
--------------------------------                     ------------------------
-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            FS Private Investments LLC                            13-3940694
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)   / /
                                                            (b)  /x/

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF, OO

-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                  / /
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
               NUMBER OF      7  SOLE VOTING POWER
                SHARES
              BENEFICIALLY   --------------------------------------------------
               OWNED BY       8  SHARED VOTING POWER  4,068,646, which includes
                 EACH            1,105,263 shares of Common Stock
              REPORTING          issuable upon the conversion of $5,250,000
               PERSON            aggregate principal amount of the
                WITH             Company's 8.0% Convertible Subordinated Notes
                                 and 666,667 shares of Common Stock
                                 issuable upon conversion of $2,000,000
                                 aggregate principal amount of Third
                                 Amendment Notes and 300,000 shares of Common
                                 Stock issuable upon the exercise of
                                 Third Amendment Warrants.
                            ---------------------------------------------------
                             9   SOLE DISPOSITIVE POWER
                           ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER  4,068,646, which
                                 includes 1,105,263 shares of Common Stock
                                 issuable upon the conversion of $5,250,000
                                 aggregate principal amount of the Company's
                                 8.0% Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon conversion
                                 of $2,000,000 aggregate principal amount of
                                 Third Amendment Notes and 300,000 shares of
                                 Common Stock issuable upon the exercise of
                                 Third Amendment Warrants.
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,068,646
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                 / /

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            44.7%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                     ------------------------
CUSIP No.  04362 XI 01                                Page 3
--------------------------------                     ------------------------
-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Furman Selz Investors II L.P.                         13-3937561
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)   / /
                                                            (b)  /x/

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                  / /
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
               NUMBER OF      7  SOLE VOTING POWER
                SHARES
              BENEFICIALLY   --------------------------------------------------
               OWNED BY       8  SHARED VOTING POWER  3,454,418 which includes
                 EACH            974,316 shares of Common Stock issuable upon
              REPORTING          the conversion of $4,628,000 aggregate
               PERSON            principal amount of the Company's 8.0%
                WITH             Convertible Subordinated Notes and includes
                                 587,704 shares of Common Stock issuable upon
                                 the conversion of $1,763,111 aggregate
                                 principal amount of the Third Amendment Notes
                                 and 264,467 shares of Common Stock issuable
                                 upon the exercise of Third Amendment Warrants.
                            ---------------------------------------------------
                             9   SOLE DISPOSITIVE POWER
                           ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER  3,454,418, which
                                 includes 974,316 shares of Common Stock
                                 issuable upon the conversion of $4,628,000
                                 aggregate principal amount of the Company's
                                 8.0% Convertible Subordinated Notes and 587,704
                                 shares of Common Stock issuable upon the
                                 conversion of $1,763,111 aggregate principal
                                 amount of the Third Amendment Notes and 264,467
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,454,418
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                 / /

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            39.0%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                     ------------------------
CUSIP No.  04362 XI 01                                Page 4
--------------------------------                     ------------------------
-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            FS Employee Investors LLC                             13-3937563
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)   / /
                                                            (b)  /x/

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                  / /
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
               NUMBER OF      7  SOLE VOTING POWER
                SHARES
              BENEFICIALLY   --------------------------------------------------
               OWNED BY       8  SHARED VOTING POWER  296,250 which includes
                 EACH            83,569 shares of Common Stock issuable upon
              REPORTING          the conversion of $397,000 aggregate
               PERSON            principal amount of the Company's 8.0%
                WITH             Convertible Subordinated Notes and 50,371
                                 shares of Common Stock issuable upon the
                                 conversion of $151,111 aggregate principal
                                 amount of Third Amendment Notes and 22,667
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
                            ---------------------------------------------------
                             9   SOLE DISPOSITIVE POWER
                           ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER  296,250, which
                                 includes 83,579 shares of Common Stock
                                 issuable upon the conversion of $397,000
                                 aggregate principal amount of the Company's
                                 8.0% Convertible Subordinated Notes and 50,371
                                 shares of Common Stock issuable upon the
                                 conversion of $151,111 aggregate principal
                                 amount of Third Amendment Notes and 22,667
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            296,250
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                 / /

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                     ------------------------
CUSIP No.  04362 XI 01                                Page 5
--------------------------------                     ------------------------
-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            FS Parallel Fund L.P.                                 13-3974766
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)   / /
                                                            (b)  /x/

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                  / /
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
               NUMBER OF      7  SOLE VOTING POWER
                SHARES
              BENEFICIALLY   --------------------------------------------------
               OWNED BY       8  SHARED VOTING POWER  167,978, which includes
                 EACH            47,368 shares of Common Stock issuable upon
              REPORTING          the conversion of $225,000 aggregate
               PERSON            principal amount of the Company's 8.0%
                WITH             Convertible Subordinated Notes and 28,592
                                 shares of Common Stock issuable upon conversion
                                 of $85,778 aggregate principal amount of Third
                                 Amendment Notes and 12,866 shares of Common
                                 Stock issuable upon the exercise of Third
                                 Amendment Warrants.
                            ---------------------------------------------------
                             9   SOLE DISPOSITIVE POWER
                           ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER  167,978, which
                                 includes 47,368 shares of Common Stock
                                 issuable upon the conversion of $225,000
                                 aggregate principal amount of the Company's
                                 8.0% Convertible Subordinated Notes and 28,592
                                 shares of Common Stock issuable upon conversion
                                 of $85,778 aggregate principal amount of
                                 Third Amendment Notes and 12,866 shares of
                                 Common Stock issuable upon the exercise of
                                 Third Amendment Warrants.
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            167,978
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                 / /

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.4%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                     ------------------------
CUSIP No.  04362 XI 01                                Page 6
--------------------------------                     ------------------------
-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Furman Selz Investments II LLC                        13-3937560
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)   / /
                                                            (b)  /x/

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                  / /
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
               NUMBER OF      7  SOLE VOTING POWER
                SHARES
              BENEFICIALLY   --------------------------------------------------
               OWNED BY       8  SHARED VOTING POWER  3,918,646 which includes
                 EACH            1,105,263 shares of Common Stock issuable upon
              REPORTING          the conversion of $5,250,000 aggregate
               PERSON            principal amount of the Company's 8.0%
                WITH             Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon the
                                 conversion of $2,000,000 aggregate principal
                                 amount of Third Amendment Notes and 300,000
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
                            ---------------------------------------------------
                             9   SOLE DISPOSITIVE POWER
                           ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER  3,918,646, which
                                 includes 1,105,263 shares of Common Stock
                                 issuable upon the conversion of $5,250,000
                                 aggregate principal amount of the Company's
                                 8.0% Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon the
                                 conversion of $2,000,000 aggregate principal
                                 amount of Third Amendment Notes and 300,000
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,918,646
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                 / /

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            43.0%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                     ------------------------
CUSIP No.  04362 XI 01                                Page 7
--------------------------------                     ------------------------
-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            ING Barings LLC                                    13-3856626
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)   / /
                                                            (b)  /x/

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF and WC

-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                  / /
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
               NUMBER OF      7  SOLE VOTING POWER
                SHARES
              BENEFICIALLY   --------------------------------------------------
               OWNED BY       8  SHARED VOTING POWER  3,918,646 which includes
                 EACH            1,105,263 shares of Common Stock issuable upon
              REPORTING          the conversion of $5,250,000 aggregate
               PERSON            principal amount of the Company's 8.0%
                WITH             Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon the
                                 conversion of $2,000,000 aggregate principal
                                 amount of Third Amendment Notes and 300,000
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
                            ---------------------------------------------------
                             9   SOLE DISPOSITIVE POWER
                           ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER  3,918,646, which
                                 includes 1,105,263 shares of Common Stock
                                 issuable upon the conversion of $5,250,000
                                 aggregate principal amount of the Company's
                                 8.0% Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon the
                                 conversion of $2,000,000 aggregate principal
                                 amount of Third Amendment Notes and 300,000
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,918,646
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                 / /

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            43.0%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                     ------------------------
CUSIP No.  04362 XI 01                                Page 8
--------------------------------                     ------------------------
-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            ING Groep N.V.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)   / /
                                                            (b)  /x/

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF

-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                  / /
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands
-------------------------------------------------------------------------------
               NUMBER OF      7  SOLE VOTING POWER
                SHARES
              BENEFICIALLY   --------------------------------------------------
               OWNED BY       8  SHARED VOTING POWER  3,918,646 which includes
                 EACH            1,105,263 shares of Common Stock issuable upon
              REPORTING          the conversion of $5,250,000 aggregate
               PERSON            principal amount of the Company's 8.0%
                WITH             Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon the
                                 conversion of $2,000,000 aggregate principal
                                 amount of Third Amendment Notes and 300,000
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
                            ---------------------------------------------------
                             9   SOLE DISPOSITIVE POWER
                           ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER  3,918,646, which
                                 includes 1,105,263 shares of Common Stock
                                 issuable upon the conversion of $5,250,000
                                 aggregate principal amount of the Company's
                                 8.0% Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon the
                                 conversion of $2,000,000 aggregate principal
                                 amount of Third Amendment Notes and 300,000
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,918,646
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                 / /

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            43.0%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            IC
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                     ------------------------
CUSIP No.  04362 XI 01                                Page 9
--------------------------------                     ------------------------
-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            ING Merger, LLC                                       75-2085140
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)   / /
                                                            (b)  /x/

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF

-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                  / /
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
               NUMBER OF      7  SOLE VOTING POWER
                SHARES
              BENEFICIALLY   --------------------------------------------------
               OWNED BY       8  SHARED VOTING POWER  3,918,646 which includes
                 EACH            1,105,263 shares of Common Stock issuable upon
              REPORTING          the conversion of $5,250,000 aggregate
               PERSON            principal amount of the Company's 8.0%
                WITH             Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon the
                                 conversion of $2,000,000 aggregate principal
                                 amount of Third Amendment Notes and 300,000
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
                            ---------------------------------------------------
                             9   SOLE DISPOSITIVE POWER
                           ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER  3,918,646, which
                                 includes 1,105,263 shares of Common Stock
                                 issuable upon the conversion of $5,250,000
                                 aggregate principal amount of the Company's
                                 8.0% Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon the
                                 conversion of $2,000,000 aggregate principal
                                 amount of Third Amendment Notes and 300,000
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,918,646
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                 /_/

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            43.0%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                     ------------------------
CUSIP No.  04362 XI 01                                Page 10
--------------------------------                     ------------------------
-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            ING (U.S.) Financial Holdings Corporation             51-0262561
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)   / /
                                                            (b)  /x/

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                  / /
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
               NUMBER OF      7  SOLE VOTING POWER
                SHARES
              BENEFICIALLY   --------------------------------------------------
               OWNED BY       8  SHARED VOTING POWER  3,918,646 which includes
                 EACH            1,105,263 shares of Common Stock issuable upon
              REPORTING          the conversion of $5,250,000 aggregate
               PERSON            principal amount of the Company's 8.0%
                WITH             Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon the
                                 conversion of $2,000,000 aggregate principal
                                 amount of Third Amendment Notes and 300,000
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
                            ---------------------------------------------------
                             9   SOLE DISPOSITIVE POWER
                           ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER  3,918,646, which
                                 includes 1,105,263 shares of Common Stock
                                 issuable upon the conversion of $5,250,000
                                 aggregate principal amount of the Company's
                                 8.0% Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon the
                                 conversion of $2,000,000 aggregate principal
                                 amount of Third Amendment Notes and 300,000
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,918,646
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                 / /

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            43.0%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                     ------------------------
CUSIP No.  04362 XI 01                                Page 11
--------------------------------                     ------------------------
-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            ING Bank N.V.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)   / /
                                                            (b)  /x/

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                  / /
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands
-------------------------------------------------------------------------------
               NUMBER OF      7  SOLE VOTING POWER
                SHARES
              BENEFICIALLY   --------------------------------------------------
               OWNED BY       8  SHARED VOTING POWER  3,918,646 which includes
                 EACH            1,105,263 shares of Common Stock issuable upon
              REPORTING          the conversion of $5,250,000 aggregate
               PERSON            principal amount of the Company's 8.0%
                WITH             Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon the
                                 conversion of $2,000,000 aggregate principal
                                 amount of Third Amendment Notes and 300,000
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
                            ---------------------------------------------------
                             9   SOLE DISPOSITIVE POWER
                           ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER  3,918,646, which
                                 includes 1,105,263 shares of Common Stock
                                 issuable upon the conversion of $5,250,000
                                 aggregate principal amount of the Company's
                                 8.0% Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon the
                                 conversion of $2,000,000 aggregate principal
                                 amount of Third Amendment Notes and 300,000
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,918,646
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                 / /

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            43.0%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            BK
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                     ------------------------
CUSIP No.  04362 XI 01                                Page 12
--------------------------------                     ------------------------
-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Brian P. Friedman                                     ###-##-####
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)   / /
                                                            (b)  /x/

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF

-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                  / /
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
               NUMBER OF      7  SOLE VOTING POWER
                SHARES
              BENEFICIALLY   --------------------------------------------------
               OWNED BY       8  SHARED VOTING POWER  4,068,646 which includes
                 EACH            1,105,263 shares of Common Stock issuable upon
              REPORTING          the conversion of $5,250,000 aggregate
               PERSON            principal amount of the Company's 8.0%
                WITH             Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon the
                                 conversion of $2,000,000 aggregate principal
                                 amount of Third Amendment Notes and 300,000
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
                            ---------------------------------------------------
                             9   SOLE DISPOSITIVE POWER
                           ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER  4,068,646, which
                                 includes 1,105,263 shares of Common Stock
                                 issuable upon the conversion of $5,250,000
                                 aggregate principal amount of the Company's
                                 8.0% Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon the
                                 conversion of $2,000,000 aggregate principal
                                 amount of Third Amendment Notes and 300,000
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,068,646
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                 / /

-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            44.7%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------                     ------------------------
CUSIP No.  04362 XI 01                                Page 13
--------------------------------                     ------------------------
-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            James L. Luikart                                      ###-##-####
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)   / /
                                                            (b)  /x/

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                  / /
-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
               NUMBER OF      7  SOLE VOTING POWER
                SHARES
              BENEFICIALLY   --------------------------------------------------
               OWNED BY       8  SHARED VOTING POWER  4,068,646 which includes
                 EACH            1,105,263 shares of Common Stock issuable upon
              REPORTING          the conversion of $5,250,000 aggregate
               PERSON            principal amount of the Company's 8.0%
                WITH             Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon the
                                 conversion of $2,000,000 aggregate principal
                                 amount of Third Amendment Notes and 300,000
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
                            ---------------------------------------------------
                             9   SOLE DISPOSITIVE POWER
                           ----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER  4,068,646, which
                                 includes 1,105,263 shares of Common Stock
                                 issuable upon the conversion of $5,250,000
                                 aggregate principal amount of the Company's
                                 8.0% Convertible Subordinated Notes and 666,667
                                 shares of Common Stock issuable upon the
                                 conversion of $2,000,000 aggregate principal
                                 amount of Third Amendment Notes and 300,000
                                 shares of Common Stock issuable upon the
                                 exercise of Third Amendment Warrants.
-------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,068,646
-------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                 / /
-------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            44.7%
-------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

          The securities to which this statement relates are shares of common stock, $0.00004 par value per share (the "Common Stock"), of Ascent Pediatrics, Inc., a Delaware corporation ("Ascent" or the "Company"). The principal executive office of Ascent is located at 187 Ballardvale Street, Wilmington, Massachusetts 01887.

          The Reporting Persons are filing this Amendment No. 2 to Schedule 13D because of an amendment, dated July 1, 1999 (the "Third Amendment"), to the Securities Purchase Agreement dated May 13, 1998 and amended on February 16, 1999 (the "Purchase Agreement") among the Company, and the persons named as purchasers on Schedule I attached thereto (each a "Purchaser" and collectively, the "Purchasers"). Pursuant to the Purchase Agreement, certain of the Reporting Persons acquired shares of the Series G Convertible Exchangeable Preferred Stock, $.01 par value per share (the "Preferred Shares"), warrants to purchase shares of Common Stock (the "Warrants") and 8% Subordinated Notes due 2005 of the Company (the "Subordinated Notes"). The Preferred Shares are convertible into Common Stock and exchangeable into convertible subordinated notes of the Company (the "Convertible Notes").

          Pursuant to an amendment to the Purchase Agreement on February 16, 1999 (the "Second Amendment"), certain of the Reporting Persons agreed to purchase additional shares of Common Stock from the Company (the "Direct Shares"), to exercise all outstanding Warrants and to the exchange of all outstanding Preferred Shares for Convertible Notes in accordance with the terms of the Certificate of Designation, Voting Powers, Preferences and Rights of the Preferred Shares as of the Alpharma Transaction Closing Date (as defined in Item 4 below). Pursuant to the Third Amendment, the Purchasers agreed to purchase up to $4,000,000 aggregate principal amount of 7.5% Convertible Subordinated Notes of the Company (the "Third Amendment Notes") and warrants to purchase up to an aggregate of 600,000 shares of Common Stock (the "Third Amendment Warrants" and, collectively with the Third Amendment Notes, the "Third Amendment Securities").

ITEM 2.   IDENTITY AND BACKGROUND.

          The following table provides certain information about each of the Reporting Persons.

                                   CITIZENSHIP OR
                                   STATE OF            PRINCIPAL
                                   INCORPORATION/      OCCUPATION OR
NAME AND ADDRESS                   ORGANIZATION        BUSINESS

Furman Selz Investors II L.P.      Delaware            Limited Partnership for
("Investors")                                          Investments
55 East 52nd Street, 37th Floor
New York, New York 10055-0002

FS Employee Investors LLC          Delaware            Limited Liability
("Employee Investors")                                 Company for Investments
55 East 52nd Street, 37th Floor
New York, New York 10055-0002

FS Parallel Fund L.P.              Delaware            Limited Partnership for
("Parallel Fund")                                      Investments
55 East 52nd Street, 37th Floor
New York, New York 10055-0002

FS Private Investments LLC         Delaware            Manager of Investors,
("Private Investments")                                Employee Investors and
55 East 52nd Street, 37th Floor                        Parallel Fund
New York, New York 10055-0002

Furman Selz Investments II LLC     Delaware            Holding Company
("FS Investments II")
55 East 52nd Street
New York, NY 10055-0002

ING Barings LLC                    Delaware            Investment Banking
("ING Baring")
55 East 52nd Street
New York, NY 10055-0002

ING Merger, LLC                    Delaware            Holding Company
("ING Merger")
667 Madison Avenue
New York, New York 10021

ING (U.S.) Financial Holdings      Delaware            Holding Company
 Corporation
("ING (U.S.)")
135 East 57th Street
New York, New York 10022

ING Bank N.V.                      The Netherlands     Bank
("ING Bank")
P.O. Box 810
1000 AV
Amsterdam, The Netherlands

ING Groep N.V.                     The Netherlands     Insurance Company
("ING Groep")
Strawinskylaan 2631
1097 ZZ Amsterdam

Brian P. Friedman                  USA                 Managing Member of
55 East 52nd Street, 37th Floor                        Private Investments
New York, New York 10055-0002

James L. Luikart                   USA                 Managing Member of
55 East 52nd Street, 37th Floor                        Private Investments
New York, New York 10055-0002

          The Executive Board of ING Groep is the following:

Executive Board:

          G.J.A. van der Lugt
          drs. J.H. Holsboer
          mr. E. Kist
          ir. J.H.M. Lindenbergh
          drs.ing. C. Maas
          dr. A.H.G. Rinnooy Kan
          M. Tilmant

          The directors and executive officers of ING Merger, LLC are the following:

Directors:
          Fernando Gentil
          Wietze Prinsen

Officers:

          Mark Seffinger              Assistant Secretary
          Fernando Gentil             President
          David Distler               Vice President
          Benjamin Emanuel            Vice President
          David Rutkin                Vice President
          William Austin              General Counsel and Secretary
          Thalia Cody                 Assistant General Counsel and Assistant
                                         Secretary
          Edmund A. Hajim             Senior Managing Director
          Joseph Kaminsky             Senior Vice President
          Wietze Prinsen              Senior Managing Director
          Patrick Murphy              Assistant Secretary
          John Cirrito                Managing Director

          The directors and executive officers of ING (U.S.) Financial Holdings Corporation are the following:

Directors:

          Fernando Gentil
          Bart Staal

Officers:

          Fernando Gentil             President
          Bart Staal                  Executive Vice President
          Joseph Kaminsky             Senior Vice President
          Benjamin Emanuel            Vice President
          David Rutkin                Vice President
          Phil Schulze                Vice President
          Robert Tankoos              Vice President
          William A. Austin           Secretary and General Counsel
          Patrick Murphy              Assistant Secretary
          Mark Seffinger              Assistant Secretary

          The Executive Board of ING Bank is the following:

          G.J.A van der Lugt
          drs. J.H. Holsboer
          mr. E. Kist
          ir. J.H.M. Lindenbergh
          drs.ing. C. Maas
          dr. A.H.G. Rinnooy Kan
          M. Tilmant

          ING Groep owns 100% of ING Bank, which owns 100% of ING (U.S.), which owns 100% of ING Merger, which is the sole managing member and owner of 100% of the interests of ING Barings, which is the sole managing member and owner of 100% of the interests of FS Investments II, which is the sole managing member and owner of 100% of the interests of, Employee Investors, which directly owns 296,250 shares of Common Stock of the Company. FS Investments II is the sole general partner of Investors, which directly owns 3,454,418 shares of Common Stock of the Company. FS Investments II is the sole general partner of Parallel Fund, which directly owns 167,978 shares of Common Stock of the Company.

          As a result of its role as manager of Investors, Employee Investors and Parallel Fund (the "Funds"), Private Investments may be deemed to be the beneficial owner of the shares held by the Funds.

          As a result of Brian P. Friedman's and James L. Luikart's positions as Managing Members of Private Investments, they may be deemed to be the beneficial owners of the shares beneficially owned by Private Investments and therefore deemed to be the beneficial owners of the shares held by the Funds.

          (d) and (e). None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other individuals named have, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) Brian P. Friedman and James L. Luikart are United States citizens.

          The filing of this statement shall not be construed as an admission that Private Investments, FS Investments II, ING Barings, ING Merger, ING (U.S.), ING Bank, ING Groep, Brian P. Friedman or James L. Luikart are, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares covered by this statement.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          The funds for the purchase of Third Amendment Securities by Investors and Parallel Fund were provided from the partner's capital contributions.

          The funds for the purchase of Third Amendment Securities by Employee Investors were provided from member contributions.

ITEM 4.   PURPOSE OF TRANSACTION.

          On May 13, 1998, Investors, Employee Investors and Parallel Fund purchased (i) 4,628, 397 and 225 Preferred Shares, respectively, (ii) $5,950,667, $509,668 and $289,665, aggregate principal amount, respectively, of Subordinated Notes and (iii) Warrants to purchase an aggregate of 1,399,662, 119,961 and 68,095 shares of Common Stock, respectively, pursuant to the Purchase Agreement.

          On February 16, 1999, the Company entered into a Loan Agreement with Alpharma USPD Inc. ("Lender") and Alpharma Inc. ("Parent"), pursuant to which Lender agreed to lend to the Company up to $40,000,000 (the "Loan"). In connection with the Loan, the Company agreed to grant to the Lender an option during a specified period during the first half of 2002 to purchase all of the outstanding shares of the Company's Common Stock. The Company and a wholly-owned subsidiary of the Company, entered into an Agreement and Plan of Merger, pursuant to which, each share of Common Stock will be converted into the right to receive one Depositary Share. Each Depositary Share will evidence one share of common stock of the Company that will be subject to the Lender's option. The Company, Lender and Parent executed a Master Agreement as of February 16, 1999, which sets forth the terms and conditions of the consummation of the above referenced transactions (the "Alpharma Transaction") and specifies the closing date of the Alpharma Transaction (the "Alpharma Transaction Closing Date").

          In connection with the Alpharma Transaction, the Second Amendment to the Purchase Agreement was executed on February 16, 1999, pursuant to which the Company, among other things, agreed to issue and sell 300,000 shares of its Common Stock for an aggregate purchase price of $900,000 to the Purchasers as of the Alpharma Transaction Closing Date. Pursuant to the Second Amendment, each of Investors, Employee Investors and Parallel Fund agreed to (i) purchase an aggregate of 225,000 shares of Common Stock (the "Direct Purchase Shares") for an aggregate purchase price of $675,000 and (ii) exercise all of their Warrants as of the Alpharma Transaction Closing Date, at an exercise price adjusted from $4.75 per share of Common Stock to $3.00 per share of Common Stock.

          Also in connection with the Alpharma Transaction, as of the Alpharma Transaction Closing Date, the Company will exchange the outstanding Preferred Shares as of such date for its Convertible Notes in accordance with the terms of the Preferred Shares. The Convertible Notes are convertible at the option of the holder into shares of Common Stock and will automatically convert into Common Stock under certain circumstances. Pursuant to the terms of the Convertible Notes, the conversion price and number of shares of Common Stock issuable upon the conversion of the Convertible Notes are subject to adjustment upon the occurrence of certain events, such as stock splits, stock dividends, mergers, reclassifications and similar corporate events.

          If the Alpharma Transaction Closing Date has not occurred as of September 30, 1999, the Second Amendment will automatically terminate.

          On July 1, 1999 the Company and the Purchasers executed the Third Amendment, pursuant to which, among other things, Investors, Employee Investors and Parallel Fund (collectively, the "Funds") collectively agreed to lend to the Company up to $4,000,000 in exchange for the Third Amendment Notes and Third Amendment Warrants. $2,000,000 of the total $4,000,000 loan was advanced to the Company and the Company issued Third Amendment Warrants to purchase up to 300,000 shares of Common Stock upon the signing of the Third Amendment. The Funds have agreed to loan the remaining $2,000,000 under the Third Amendment to the Company in one or more installments on or before June 30, 2001 if certain conditions have been fulfilled. The Company agreed that if it borrows any portion of such additional $2,000,000, it will issue additional Third Amendment Warrants to purchase 1.5 shares of Common Stock for each additional $10.00 borrowed.

          The Third Amendment Notes are convertible into shares of Common Stock at a conversion price of $3.00 per share in accordance with the terms of the Purchase Agreement as amended and are due on July 1, 2004. The Third Amendment Warrants are exercisable at $3.00 per share of Common Stock and expire on July 1, 2006.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b)

                         NUMBER OF SHARES        SHARED            SHARED           SOLE          SOLE
                         TO BE BENEFICIALLY      VOTING            INVESTMENT       VOTING        INVESTMENT    PERCENTAGE
NAME                     OWNED                   POWER             POWER            POWER         POWER         OF CLASS

Private Investments      4,068,646               4,068,646         4,068,646        0             0             44.7
Investors                3,454,418               3,454,418         3,454,418        0             0             39.0
Employee Investors         296,250                 296,250           296,250        0             0              4.1
Parallel Fund              167,978                 167,978           167,978        0             0              2.4
FS Investments II        3,918,646               3,918,646         3,918,646        0             0             43.0
ING Baring               3,918,646               3,918,646         3,918,646        0             0             43.0
ING Merger               3,918,646               3,918,646         3,918,646        0             0             43.0
ING (U.S.)               3,918,646               3,918,646         3,918,646        0             0             43.0
ING Bank                 3,918,646               3,918,646         3,918,646        0             0             43.0
ING Groep                3,918,646               3,918,646         3,918,646        0             0             43.0
Brian P. Friedman        4,068,646               4,068,646         4,068,646        0             0             44.7
James L. Luikart         4,068,646               4,068,646         4,068,646        0             0             44.7


          As of July 1, 1999, the Company had 7,026,445 shares of Common Stock outstanding.

          (b) See the answer to Item 2 hereof.

          (c) Other than the transactions described herein, no transactions by any of the Reporting Persons required to be reported by this Item have taken place in the last sixty (60) days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Private Investments is the manager of each of Investors, Employee Investors and Parallel Fund. The general partner of each of Investors and Parallel Fund and the managing member of Employee Investors have delegated all relevant rights to Private Investments.

          Brian P. Friedman and James L. Luikart are the managing members of Private Investments.

ITEM 7.   MATERIAL FILED AS EXHIBITS.                                    PAGE

     A. Joint Reporting Agreement and Power of Attorney on
        Behalf of Each Reporting Person........................................

     B. Third Amendment, dated July 1, 1999, to the Securities
        Purchase Agreement dated May 13, 1998 and amended on February
        16, 1999...............................................................

     C. Supplemental Agreement, dated July 1, 1999 among the Company, Alpharma USPD, Inc, Parent, State Street Bank and Trust Company and each of the
        Purchasers.............................................................

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 14, 1999

                                   FURMAN SELZ INVESTORS II L.P.

                                        By: FS PRIVATE INVESTMENTS LLC

                                   By:         **
                                       -------------------------
                                        Name: Brian P. Friedman
                                        Title:  Managing Member

                                   FS EMPLOYEE INVESTORS LLC

                                        By: FS PRIVATE INVESTMENTS LLC

                                   By:          **
                                       --------------------------**
                                        Name: Brian P. Friedman
                                        Title:  Managing Member


                                   FS PARALLEL FUND, L.P.

                                        By: FS PRIVATE INVESTMENTS LLC

                                   By:      **
                                      --------------------------
                                        Name: Brian P. Friedman
                                        Title:  Managing Member


                                   FS PRIVATE INVESTMENTS LLC


                                   By:         **
                                       ---------------------------
                                        Name: Brian P. Friedman
                                        Title:  Managing Member

                                   FURMAN SELZ INVESTMENTS II LLC


                                   By:           *
                                        --------------------------
                                        Name:  Steven Blecher
                                        Title:


                                   ING BARINGS LLC


                                   By:           *
                                      -----------------------
                                      Name:   Steven Blecher
                                      Title:  Vice Chairman


                                   ING MERGER, LLC.


                                   By:     *
                                      -----------------------------------
                                      Name:   Steven Blecher
                                      Title:  Senior Managing Director and
                                              Assistant Secretary


                                   ING (U.S.) FINANCIAL HOLDINGS CORPORATION


                                   By:      *
                                      --------------------------------
                                      Name:   William A. Austin
                                      Title:  Secretary


                                   ING BANK N.V.


                                   By:     *
                                      --------------------------------
                                      Name:   J.H.J. Houben
                                      Title:


                                   By:     *
                                      --------------------------------
                                      Name:   P.F.M. Van Lierop
                                      Title:  Senior Legal Advisor


                                   ING GROEP N.V.


                                   By:      *
                                      -------------------------------
                                      Name:  J.H.J. Houben
                                      Title:

                                            **
                                           --------------------------
                                      Name:  Brian P. Friedman

                                            /s/ James L. Luikart
                                            -------------------------
                                      Name:  James L. Luikart


*By: /s/ Robert Miller
     ---------------------
     Robert Miller
     Attorney-in-Fact


**By: /s/ James L. Luikart
     ---------------------
     James L. Luikart
     Attorney-in-Fact

                                                                     EXHIBIT A

                            JOINT REPORTING AGREEMENT
                                       AND
                                POWER OF ATTORNEY



          WHEREAS, the statement or amended statement of Schedule 13D (the "Joint Statement") to which this joint reporting agreement and power of attorney (the "Agreement") is an exhibit is being filed on behalf of two or more persons (collectively, the "Reporting Persons"); and

          WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all of the Reporting Persons rather than individual statements on
Schedule 13D on behalf of each of the Reporting Persons;

          NOW THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

          1. Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

          2. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained in the Joint Statement.

          3. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

          4. The undersigned agrees that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

          5. Each of ING Baring Furman Selz LLC, ING Merger, Inc., ING (U.S.) Financial Holdings Corporation, ING Bank N.V., ING Groep N.V. hereby appoints Robert Miller as attorney-in-fact with authority to execute and deliver on behalf of it any and all documents (including any amendments thereto) required to be filed or otherwise executed and delivered by it pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

          6. Each of Brian P. Friedman and James L. Luikart hereby appoints Brian P. Friedman and James L. Luikart, and each of them, as attorney-in-fact with authority to execute and deliver on his behalf any and all documents (including any amendments thereto) required to be filed or otherwise executed and delivered by him pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

          7. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

Dated:  February 28, 1999

                                    ING BARING FURMAN SELZ LLC


                                    By: /S/ STEVEN BLECHER
                                       -----------------------------
                                        Name:   Steven Blecher
                                        Title:  Vice Chairman


                                    ING MERGER, INC.


                                    By: /S/ STEVEN BLECHER
                                       ------------------------------------
                                        Name:   Steven Blecher
                                        Title:  Senior Managing Director and
                                                Assistant Secretary


                                    ING (U.S.) FINANCIAL HOLDINGS
                                    CORPORATION


                                    By: /S/ WILLIAM A. AUSTIN
                                       --------------------------------
                                        Name:  William A. Austin
                                        Title: Secretary


                                    ING BANK N.V.


                                    By: /S/ J.H. HOUBEN
                                       --------------------------------
                                        Name:  J.H.J. Houben
                                        Title:


                                    By: /S/ P.F.M. VAN LIEROP
                                       -------------------------------
                                        Name:  P.F.M. Van Lierop
                                        Title: Senior Legal Advisor


                                    ING GROEP N.V.


                                    By: /S/ J.H.J. HOUBEN
                                       ------------------------------
                                        Name:  J.H.J. Houben
                                        Title:


                                    /S/ BRIAN P. FRIEDMAN
                                    ---------------------------------
                                    Brian P. Friedman


                                   /S/ JAMES L. LUIKART
                                   ----------------------------------
                                   James L. Luikart

                                                                      EXHIBIT B




                                 THIRD AMENDMENT

                               DATED JULY 1, 1999

                                     TO THE

                          SECURITIES PURCHASE AGREEMENT

                               DATED MAY 13, 1998

                                  BY AND AMONG

                          FURMAN SELZ INVESTORS II L.P.
                            FS EMPLOYEE INVESTORS LLC
                              FS PARALLEL FUND L.P.
                            BANCBOSTON VENTURES INC.
                                 FLYNN PARTNERS

                                       AND

                             ASCENT PEDIATRICS, INC.

          THIRD AMENDMENT dated as of the 1st day of July 1999 (the "Third Amendment") among Ascent Pediatrics, Inc. (the "Company"), Furman Selz Investors II L.P. ("Investors"), FS Employee Investors LLC ("Employee"), FS Parallel Fund L.P. ("Parallel" and together with Investors and Employee, the "Furman Selz Entities"), BancBoston Ventures Inc. ("BancBoston") and Flynn Partners ("Flynn"), (each of Investors, Employee, Parallel, BancBoston and Flynn are herein referred to individually as a "Purchaser", and collectively, as the "Purchasers").

          WHEREAS, the Company and the Purchasers are parties to a Securities Purchase Agreement dated as of May 13, 1998, as amended September 30, 1998 and February 16, 1999 (the "Series G Purchase Agreement");

          WHEREAS, the Furman Selz Entities wish to purchase from the Company, and the Company wishes to issue and sell to the Furman Selz Entities, (i) up to $4,000,000 aggregate principal amount of 7.5% Convertible Subordinated Notes of the Company substantially in the form attached hereto as EXHIBIT A (the "Third Amendment Convertible Notes"), and (ii) warrants substantially in the form attached hereto as EXHIBIT B (the "1999 Third Amendment Warrants") to purchase up to an aggregate of 600,000 shares of Common Stock of the Company, par value $0.00004 per share (the "Common Stock");

          WHEREAS, the Furman Selz Entities and the Company desire to provide for such purchase and sale and to establish various rights and obligations in connection therewith; and

          WHEREAS, in connection with such purchase and sale, the Purchasers and the Company desire to amend certain provisions of the Series G Purchase Agreement.

          NOW THEREFORE, in consideration of these premises, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


                                    ARTICLE I
                         DEFINITIONS AND INTERPRETATION

          SECTION 1.1 DEFINITIONS AND INTERPRETATION.

          (a) All capitalized terms used herein which are not otherwise specifically defined herein shall have the respective meaning as ascribed thereto in the Series G Purchase Agreement.

          (b) Unless otherwise expressly indicated, all references contained herein to SECTIONS or other subdivisions or SCHEDULES refer to the corresponding SECTIONS and other subdivisions or SCHEDULES of the Series G Purchase Agreement.

          (c) The sections and the headings in the sections in this Third Amendment are for convenience only. Said sections and headings shall not be deemed to be part of this Third Amendment and in no way define, limit, extend or describe the scope or intent of its provisions.


                                   ARTICLE II
                      SALE AND PURCHASE OF THIRD AMENDMENT
                 CONVERTIBLE NOTES AND THIRD AMENDMENT WARRANTS

          Section 2.1 ADVANCES.

          (a) AMOUNT AND TERM.

          (i) Subject to the terms and conditions hereinafter set forth, each Furman Selz Entity severally agrees to make loans (each, an "Advance" and collectively the "Advances") in an aggregate amount not to exceed such Furman Selz Entity's Commitment Percentage (as defined in clause (ii) below) of $4,000,000 to the Company from time to time on any Business Day (as defined in clause (iv) below) occurring on and after the date hereof to and including the earlier of (A) June 30, 2001 or (B) the occurrence of an Event of Default (as defined in Article XIII of the Series G Purchase Agreement) (such earlier date or time being referred to herein as the "Termination Date").

          (ii) "Commitment Percentage" shall mean, as to each Furman Selz Entity, the amount shown as such Furman Selz Entity's Commitment Percentage on
SCHEDULE 1 hereto.

          (iii) As used herein, the term "Business Day" shall mean any day other than a Saturday, Sunday or other day on which banks in the State of New York or the Commonwealth of Massachusetts are authorized by law to remain closed.

          (b) THIRD AMENDMENT CONVERTIBLE NOTES. On the date of the initial Advance hereunder, the Company shall issue to each Furman Selz Entity a Third Amendment Convertible Note in an original principal amount equal to the Furman Selz Entity's Commitment Percentage of $4,000,000. There shall be attached to each Third Amendment Convertible Note, and maintained by the Company, a register in which the Company shall, from time to time, record (i) the date and amount of each Advance under the Third Amendment Convertible Note, and (ii) the date and amount of any principal and interest payments made by the Company under the Third Amendment Convertible Note. The entries made in the register by the Company shall be conclusive and binding for all purposes, absent manifest error.

          (c) MAKING THE ADVANCES.

          (i) The initial Advance hereunder shall be made on the date hereof in the aggregate original principal amount of $2,000,000. Upon fulfillment of the applicable conditions set forth in Section 2.2 hereof, each Furman Selz Entity shall pay the portion of such Advance equal to such Furman Selz Entity's Commitment Percentage of the initial Advance by surrendering for cancellation the demand promissory notes issued to the Furman Selz Entities on June 30, 1999 in the aggregate principal amount of $2,000,000. Upon the surrender and cancellation of such notes, the Company will pay the Furman Selz Entities any accrued interest on such notes.

          (ii) Any subsequent Advance shall be made on at least twelve (12) Business Days' notice (each, a "Notice") from the Company to each Furman Selz Entity specifying the date (which date shall be a Business Day) and the amount of such Advance. The Company shall promptly notify each Furman Selz Entity in writing of any change to the Plan (as defined in the Supplemental Agreement dated as of the date hereof among the Company, Alpharma USPD Inc. ("Alpharma"), Alpharma Inc., State Street Bank and Trust Company and the Purchasers) that contemplates the occurrence of an Impairment Event (as defined by clause (i) of the definition of "Impairment Event" in the Loan Agreement) (a "Negative Equity Impairment Event"). The Company shall deliver a Notice to each Furman Selz Entity (i) no later than 30 days prior to the expected occurrence of such Negative Equity Impairment Event (as set forth in the Plan, as updated) or (ii) promptly upon becoming aware of the occurrence of a Negative Equity Impairment Event for which the Company has not previously given a Notice hereunder, such Notice specifying an Advance in an amount equal to the lesser of (a) an amount reasonably necessary to prevent or eliminate such Negative Equity Impairment Event as of the date of such Advance and (b) an amount equal to the aggregate amount which remains available for borrowing under this Third Amendment. Upon fulfillment of the applicable conditions set forth in Section 2.2 hereof, each Furman Selz Entity shall pay the portion of such Advance equal to such Furman Selz Entity's Commitment Percentage of the aggregate amount specified in the Notice in United States dollars by wire transfer of same day funds to the account of the Company at such banking institution as may be designated by the Company.

          (iii) Each Notice shall contain a certificate from the Chief Executive Officer of the Company that the conditions set forth in Section 2.2(c) below have been met.

          (iv) Advances shall be made, upon fulfillment of the applicable conditions, in installments of no less than $250,000.

          Section 2.2 CONDITIONS OF LENDING.

          (a) OBLIGATION TO LEND. Subject to the conditions set forth herein, each Furman Selz Entity hereby agrees to the making of Advances up to and until the Termination Date upon receipt of Notices (other than with respect to the initial Advance) from the Company. All obligations of the Furman Selz Entities hereunder shall be several, and not joint and several.

          (b) CONDITIONS TO THE INITIAL ADVANCE. The agreement of each Furman Selz Entity to make the initial Advance is subject to the condition that each Furman Selz Entity shall have received the following, each dated as of the date of such Advance:

          (i) The applicable Third Amendment Convertible Note and Third Amendment Warrant executed by the Company.

          (ii) Certified copies of the resolutions of the Board of Directors of the Company approving this Third Amendment, the Third Amendment Convertible Notes and the Third Amendment Warrants and all documents evidencing other necessary corporate action, governmental approvals and consents of other persons, if any, with respect to this Third Amendment, each Third Amendment Convertible Note and each Third Amendment Warrant.

          (iii) All legal matters incident to the consummation of the transactions contemplated hereby shall be satisfactory to counsel for the Furman Selz Entity, and the Furman Selz Entities shall have received from Hale and Dorr LLP, counsel for the Company, such firm's opinion addressed to the Furman Selz Entities and dated the date hereof in the form attached hereto as EXHIBIT C.

          (iv) The Company shall have obtained the consent of Alpharma to the transactions contemplated by this Third Amendment, and the Subordination Agreement (as defined below) shall have been amended to reflect the issuance of the Third Amendment Convertible Notes.

          (c) CONDITIONS TO SUBSEQUENT ADVANCES. The agreement of each Furman Selz Entity to make any subsequent Advance shall be subject to the fulfillment to their reasonable satisfaction, or the waiver by the Furman Selz Entities, on or prior to the date of such Advance of each of the following conditions:

          (i) No event has occurred and is continuing which constitutes a Default or an Event of Default (as such terms are defined in the Series G Purchase Agreement);

          (ii) The Company shall be in a Negative Equity Position (as defined in the Loan Agreement dated as of February 16, 1999 between the Company and Alpharma, as amended (the "Loan Agreement")); provided that (a) notwithstanding the requirements of generally accepted accounting principles, any amounts outstanding under the Notes (as defined in the Purchase Agreement), including without limitation the Third Amendment Convertible Notes, shall be considered to be equity of the Company for purposes of determining the Company's Negative Equity Position and (b) notwithstanding the foregoing, the condition set forth in this clause (ii) shall not be deemed to be fulfilled if following such Advance the Company would continue to be in a Negative Equity Position unless Alpharma agrees in writing that the occurrence of a Negative Equity Impairment Event will not be a condition to its obligation to make the next Loan requested of it by the Company under the Loan Agreement; and

          (iii) No event has occurred and is continuing which constitutes an Impairment Event (as defined by clause (ii) of the definition of "Impairment Event" in the Loan Agreement); provided that this condition shall be deemed to be fulfilled if Alpharma agrees in writing that the occurrence of such an Impairment Event will not be a condition to its obligation to make the next Loan requested of it by the Company under the Loan Agreement.

          Section 2.3. WARRANTS. Upon receipt of any Advance hereunder from a Furman Selz Entity, the Company will issue to such Furman Selz Entity a Third Amendment Warrant to acquire 1.5 shares of Common Stock of the Company (subject to appropriate adjustment for stock splits, stock dividends, reclassifications or any similar recapitalization affecting the Common Stock) for each $10.00 in principal amount of Advances made by such Furman Selz Entity, at an exercise price of $3.00 per share (subject to appropriate adjustment for stock splits, stock dividends, reclassifications or any similar recapitalization affecting the Common Stock); provided that (i) in the event that the Company is required hereunder to issue to a Furman Selz Entity a Third Amendment Warrant to purchase fractional shares of Common Stock, the number of shares issuable upon exercise of such Third Amendment Warrant shall be rounded down to the nearest whole number and (ii) in the event that subsequent to the date hereof the exercise price of the Third Amendment Warrants issued on the date hereof is adjusted pursuant to Article III of such Third Amendment Warrants, the initial exercise price of the Third Amendment Warrants issued after the date hereof in connection with any subsequent Advance shall equal the adjusted exercise price of the Third Amendment Warrants issued on the date hereof; and provided further that such Furman Selz Entity reaffirms the representations and warranties contained in
Article IV.

          Section 2.4 PURCHASE PRICE ALLOCATION. The Company and the Furman Selz Entities agree to use their best efforts to reach agreement with respect to the allocation of the purchase price for the Third Amendment Convertible Notes and the Third Amendment Warrants to be issued on the date hereof. The Company and the Furman Selz Entities further agree to use their best efforts to reach agreement with respect to the allocation of the purchase price for the Third Amendment Convertible Notes and the Third Amendment Warrants upon each subsequent Advance made hereunder.


                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company represents and warrants to the Furman Selz Entities as follows:

          SECTION 3.1 ORGANIZATION AND EXISTENCE, ETC. The Company (a) is duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted, and (b) is duly qualified to do business as a foreign corporation and is in good standing (or the equivalent thereof under applicable law) in each jurisdiction in which the conduct of its business requires such qualification by reason of the ownership or leasing of property or otherwise (except for those jurisdictions in which the failure so to qualify does not have a Material Adverse Effect). "Material Adverse Effect" means, when used in connection with the Company, any development, change or effect that is materially adverse to the business, properties, assets, net worth, financial condition, results of operations or future prospects (including without limitation, future equity value) of the Company and its Subsidiaries taken as a whole.

          SECTION 3.2 CAPITALIZATION OF THE COMPANY.

          (a) As of the date hereof, (i) the Company's authorized capital stock consists of: 60,000,000 shares of Common Stock, of which 7,026,445 shares are validly issued and outstanding, fully paid and non-assessable, and 5,000,000 shares of "blank check" preferred stock, $.01 par value per share, of which 7,000 shares have been designated Series G Convertible Exchangeable Preferred Stock, all of which shares are validly issued and outstanding, fully paid and non-assessable; and (ii) the Company has outstanding the securities set forth on
SCHEDULE 3.2 attached hereto which are convertible into or exercisable or exchangeable for Common Stock (the "Derivative Securities").

          (b) All the issued and outstanding shares of capital stock of the Company are free of preemptive and similar rights and have been offered, issued, sold and delivered by the Company in transactions in compliance with the applicable federal, state and foreign securities laws. Other than as set forth in SCHEDULE 3.2 attached hereto, there are no outstanding agreements or commitments requiring the Company to issue capital stock or Derivative Securities as of the date hereof.

          SECTION 3.3 AUTHORIZATION; BINDING OBLIGATIONS.

          (a) The Company has full power and authority to execute and deliver this Third Amendment, the Third Amendment Convertible Notes, the Third Amendment Warrants and such other documents furnished or to be furnished by the Company hereunder. This Third Amendment has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity. The issuance, offering and sale of the Third Amendment Convertible Notes and the Third Amendment Warrants pursuant to this Third Amendment and the compliance by the Company with the provisions of this Third Amendment, the Third Amendment Convertible Notes and the Third Amendment Warrants, and the consummation of the other transactions herein contemplated, will not result in the creation or imposition of any lien, charge, security interest or encumbrance upon any of the assets of the Company pursuant to the terms or provisions of, or result in a breach or violation of or conflict with any of the terms or provisions of, or constitute a default under, or give any other party a right to terminate any of its obligations under, or result in the acceleration of any obligation under, (i) the Certificate of Incorporation and Bylaws of the Company, (ii) subject to Alpharma's consent to this Third Amendment and the transactions contemplated hereby, any contract or other agreement to which the Company is a party or by which the Company or any of its properties is bound or (iii) any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body, domestic or foreign, applicable to the business or properties of the Company, except, with respect to clauses (ii) and (iii), circumstances that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

          (b) The Third Amendment Convertible Notes have been duly authorized for issuance and the shares of Common Stock issuable upon conversion of the Third Amendment Convertible Notes have been duly authorized and reserved for issuance, and (i) the Third Amendment Convertible Notes have been duly executed and delivered and constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity, (ii) the principal amount outstanding under the Third Amendment Convertible Notes will be convertible into shares of Common Stock in accordance with the provisions of this Third Amendment and the Third Amendment Convertible Notes, and (iii) the shares of Common Stock initially issuable upon such conversion, when issued and delivered in accordance with the provisions of this Third Amendment and the Third Amendment Convertible Notes, will be validly issued, fully paid and nonassessable.

          (c) The Third Amendment Warrants have been duly authorized for issuance and the shares of Common Stock issuable upon exercise of the Third Amendment Warrants have been duly authorized and reserved for issuance and (i) the Third Amendment Warrants being delivered on the date hereof have been, and the Third Amendment Warrants being delivered after the date hereof in connection with any subsequent Advance, when delivered, will have been, duly executed and delivered by the Company in accordance with this Third Amendment and constitute and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity,
(ii) the Third Amendment Warrants will be exercisable for shares of Common Stock in accordance with their terms, and (iii) the shares of Common Stock issuable upon exercise of the Third Amendment Warrants, when issued and delivered in accordance with the provisions of the Third Amendment Warrants, will be validly issued, fully paid and nonassessable.

          SECTION 3.4 COMPLIANCE WITH INSTRUMENTS, ETC. Except as set forth on
SCHEDULE 3.4 hereto, the Company is not in breach or violation of, or in default under, any term or provision of (i) its Certificate of Incorporation and Bylaws,
(ii) subject to Alpharma's approval of this Third Amendment and the transactions contemplated hereby, any indenture, mortgage, deed of trust, voting trust agreement, stockholders agreement, note agreement, debt instrument or other agreement or instrument to which it is a party or by which it is bound or to which any of its property is subject, the effect of which breach, violation or default, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, or (iii) any statute, judgment, decree, order, rule or regulation applicable to the Company or of any arbitrator, court, regulatory body, administrative agency or any other governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its respective activities or properties and the effect of which breach, violation or default, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

          SECTION 3.5 LITIGATION. Except as set forth on SCHEDULE 3.5 hereto, there are no actions, suits, proceedings or investigations pending, or, to the knowledge of the Company, threatened, against the Company before or by any court, regulatory body or administrative agency or any other governmental agency or body, domestic or foreign, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or any actions, suits, proceedings or investigations pending, or, to the knowledge of the Company, threatened, which challenge the validity of any action taken or to be taken pursuant to or in connection with this Third Amendment or the issuance of the Third Amendment Convertible Notes or the Third Amendment Warrants and the shares of Common Stock issuable upon the conversion or exercise thereof which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As it pertains to the Company, when used herein, the phrases "to the knowledge of" or derivatives thereof shall mean the actual knowledge of the Chief Executive Officer or Vice President, Finance of the Company.

          SECTION 3.6 OFFERING. Subject to the Furman Selz Entities' representations and warranties in Article IV of this Third Amendment, the offer, sale and issuance of the Third Amendment Convertible Notes and the Third Amendment Warrants as contemplated by this Third Amendment are not subject to the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and neither the Company nor anyone acting on its behalf, has taken or will take any action that would cause such registration requirements to be applicable.

          SECTION 3.7 PERMITS; GOVERNMENTAL AND OTHER APPROVALS. Subject to the consent of Alpharma to this Third Amendment and the transactions contemplated hereby, no approval, consent, authorization or other order of, and no designation, filing, registration, qualification or recording with, any governmental authority, domestic or foreign, is required for the Company's performance of this Third Amendment or the consummation of the transactions contemplated hereby except for applicable filings with the Nasdaq Stock Market, the filing of a Form D under the Securities Act and the filing of a Form 8-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          SECTION 3.8 SUBSIDIARIES. The Company has no subsidiaries and owns no securities of other corporations or entities other than short-term money market investments.


                                   ARTICLE IV
           REPRESENTATIONS AND WARRANTIES OF THE FURMAN SELZ ENTITIES

          Each Furman Selz Entity, severally and not jointly, hereby represents and warrants to the Company that (i) it is an "accredited investor" as that term is defined in Rule 501(a) promulgated under the Securities Act, (ii) it has the requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the Company,
(iii) it has had an opportunity to discuss the Company's business, management and financial affairs with the Company's management, (iv) it is acquiring the Third Amendment Convertible Notes and the Third Amendment Warrants and the shares of Common Stock issuable upon the conversion or exercise thereof for investment for its own account and not with a view to, or for resale in connection with, any distribution thereof; nor with any present intention of distributing or selling the same; and, except as contemplated by the Series G Purchase Agreement or this Third Amendment, such Furman Selz Entity has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof, (v) it is not in material breach or violation of, or in default under, any term or provision of (A) its organizational and governing documents, (B) any indenture, mortgage, deed of trust, voting trust agreement, stockholders, partners or members agreement, note agreement or other agreement or instrument to which it is a party or by which it is or may be bound or to which any of its property is or may be subject, or (C) any statute, judgment, decree, order, rule or regulation applicable to such Furman Selz Entity or of any arbitrator, court, regulatory body, administrative agency or any other governmental agency or body, domestic or foreign, having jurisdiction over such Furman Selz Entity or any of its activities or properties, (vi) any Furman Selz Entity which is a corporation, partnership, limited liability company or trust represents that it has not been organized, reorganized or recapitalized specifically for the purpose of investing in the Company, (vii) it understands that the Third Amendment Convertible Notes and the Third Amendment Warrants and the shares of Common Stock issuable upon the conversion or exercise thereof have not been registered under the Securities Act and it will not offer, sell, transfer, pledge, hypothecate or otherwise dispose of any of the Third Amendment Convertible Notes or the Third Amendment Warrants or the shares of Common Stock issuable upon the conversion or exercise thereof except pursuant to an exemption from, or otherwise in a transaction not subject to, the registration requirements of the Securities Act or pursuant to an effective registration statement under the Securities Act, and, in each case, in accordance with any applicable state securities or "blue sky" laws and (viii) it understands that the Third Amendment Convertible Notes and the Third Amendment Warrants and any certificates representing the shares of Common Stock issuable upon the conversion or exercise thereof and any other securities issued in respect of such securities upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under other applicable securities laws):

          "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OFFERED FOR SALE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED."

          Each Furman Selz Entity further represents that (i) it has full power and authority to execute, deliver and perform this Third Amendment, (ii) the person executing this Third Amendment on behalf of such Furman Selz Entity has the appropriate authority to act on behalf of such Furman Selz Entity, (iii) this Third Amendment has been duly authorized, executed and delivered by such Furman Selz Entity and constitutes a legal, valid and binding agreement of such Furman Selz Entity, enforceable against such Furman Selz Entity in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity, and (iv) it has not employed any broker or finder in connection with the transactions contemplated by this Third Amendment. To the best of its knowledge, each Furman Selz Entity acknowledges receipt of, and the opportunity to review, the information that it believes necessary to make an investment in the Third Amendment Convertible Notes and the Third Amendment Warrants and the shares of Common Stock issuable upon the conversion or exercise thereof.


                                    ARTICLE V
                  AMENDMENTS TO THE SERIES G PURCHASE AGREEMENT

          SECTION 5.1 AGREEMENT OF FURMAN SELZ ENTITIES. Each of the Furman Selz Entities, by its execution of this Third Amendment, hereby joins in and agrees to be bound by and subject to the provisions of Articles VII, VIII, IX, X, XI, XII, XIII, XIV, XV, XVI and XVII of the Series G Purchase Agreement, all as amended from time to time in accordance with Article XIV of the Series G Purchase Agreement, as a Purchaser or a Holder thereunder, with respect to the Third Amendment Convertible Notes and the Third Amendment Warrants issued or issuable to such Furman Selz Entities and the shares of Common Stock issued or issuable upon conversion or exercise thereof.

          SECTION 5.2 DEFINITIONS. For purposes of Articles VII, VIII, IX, X, XI, XII, XIII, XIV, XV, XVI and XVII of the Series G Purchase Agreement: (a) the terms "Notes" and "Convertible Notes" shall hereby be amended to include the Third Amendment Convertible Notes; (b) the term "Note Conversion Shares" shall hereby be amended to include the shares of Common Stock issued or issuable upon conversion of the Third Amendment Convertible Notes; (c) the term "Warrants" shall hereby be amended to include the Third Amendment Warrants; (d) the term "Warrant Shares" shall hereby be amended to include the shares of Common Stock issued or issuable upon exercise of the Third Amendment Warrants; and (e) the term "Securities" shall hereby be amended to include the Third Amendment Convertible Notes and the Third Amendment Warrants.

          SECTION 5.3 CONVERSION. Article XII of the Series G Purchase Agreement is hereby amended as follows:

          (a) Section 12.1 of Article XII is hereby amended by inserting immediately following the definition of "Person" the following definitions:

          ""8% CONVERTIBLE NOTES" means the 8% convertible notes issued or issuable upon exchange of the Preferred Stock hereunder.

          "CONVERTIBLE NOTES" means the 8% Convertible Notes and the Third Amendment Convertible Notes.

          "THIRD AMENDMENT CONVERTIBLE NOTES" means the 7.5% convertible notes issued as of July 1, 1999."

          (b) Section 12.2 of Article XII is hereby deleted in its entirety and the following paragraph is hereby inserted in lieu thereof:

          "12.2 RIGHT OF CONVERSION; CONVERSION PRICE. Any holder of Convertible Notes shall have the right, at its option, at any time to convert, subject to the terms and provisions of this Article XII, such Convertible Notes into shares of Common Stock upon surrender of the Convertible Notes to be so converted, accompanied by written notice of conversion duly executed, to the Company, and, if so required by the Company, duly endorsed to the Company or in blank or accompanied by proper instruments of transfer to the Company or in blank. The 8% Convertible Notes shall be convertible at the conversion price of $4.75 per share of Common Stock, or in case an adjustment of such price has taken place pursuant to the provisions of this Article XII, the price as last adjusted (such price or adjusted price being referred to herein as the "8% Note Conversion Price"). The Third Amendment Convertible Notes shall be convertible at the conversion price of $3.00 per share of Common Stock, or in case an adjustment of such price has taken place pursuant to the provisions of this Article XII, the price as last adjusted (such price or adjusted price being referred to herein as the "Third Amendment Conversion Price," and together with the 8% Note Conversion Price, the "Conversion Price"). The number of shares of Common Stock issuable upon such conversion shall be equal to (a) the aggregate principal amount of the Convertible Note to be converted plus accrued but unpaid interest thereon to the date of conversion, divided by (b) the applicable Conversion Price. Whenever the Conversion Price in effect shall be adjusted pursuant to this Article XII, the Company shall promptly provide to each holder of Convertible Notes a notice stating that the Conversion Price has been adjusted and setting forth the adjusted Conversion Price, which notice shall be signed on behalf of the Company by the President and the Chief Financial Officer of the Company and shall set forth in reasonable detail a calculation to the nearest cent of the Conversion Price, the method of calculation and the facts requiring such adjustment."

          (c) Section 12.4 of Article XII is hereby amended by deleting Section 12.4(c) in its entirety and inserting in lieu thereof the following:

            "(c) Notwithstanding Sections 12.4(a) and (b), no adjustment to the applicable Conversion Price with respect to the Convertible Notes shall be made in connection with the issuance of:

             (i) the Securities and the securities issued or issuable upon conversion or exercise of the Securities, or other Derivative Securities outstanding as of June 1, 1998;

            (ii) shares of Common Stock or rights, options or warrants to acquire Common Stock issued to directors, employees or consultants of the Company pursuant to a stock option plan, employee stock purchase plan, restricted stock plan or other similar stock plan or agreement (and, in the case of rights, options, or warrants, the Common Stock issued or issuable upon exercise thereof) and approved by the Board of Directors;

            (iii) the Direct Purchase Shares and the shares of Common Stock issuable pursuant to the letter agreement dated February 16, 1999 among the Company and FS Private Investments LLC; and

            (iv) the Third Amendment Convertible Notes and the associated Third Amendment Warrants and the shares of Common Stock issued or issuable upon conversion or exercise thereof."

(d) Section 12.8 of Article XII is hereby deleted in its entirety and the following paragraph is hereby inserted in lieu thereof:

          "12.8. PROVISIONS IN CASE OF CONSOLIDATION, MERGER OR SALE OF ASSETS. In the case of any reorganization or reclassification of the outstanding shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) or in the case of any consolidation of the Company into, or merger of the Company with another entity in which the Company is not the surviving entity (or it is the surviving entity, but its shares of Common Stock become shares of another entity), or in the case of any sale, lease or conveyance of all, or substantially all, of the property, assets, business and goodwill of the Company as an entirety, each holder of Convertible Notes shall thereafter have the right to convert such Convertible Notes into the kind and amount of securities, cash and other property receivable upon such reorganization, reclassification, consolidation, merger or disposition by a holder of the number of shares of Common Stock which the holder of Convertible Notes would have received had it converted its Convertible Notes immediately prior to such reorganization, reclassification, consolidation, merger or disposition, at a price equal to the applicable aggregate Conversion Price then in effect; provided, however, that the kind and amount of such securities, cash and other property shall be determined as if any payment made to the holders of warrants issued pursuant to the Securities Purchase Agreement dated as of January 31, 1997 among the Company, Triumph-Connecticut Limited Partnership and the other purchasers named therein upon such reorganization, reclassification, consolidation, merger or disposition in excess of the amount such holders would otherwise have been entitled to receive under the terms of such warrants without regard to Section 8.3(b) (or successor provision) of such Securities Purchase Agreement had not been made. The foregoing provisions of this Section shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers and dispositions."


                                   ARTICLE VI
                     OTHER AGREEMENTS, WAIVERS AND CONSENTS

          SECTION 6.1 SENIORITY OF NOTES. The Furman Selz Entities hereby agree that the 7.5% Convertible Subordinated Note in the aggregate principal amount of up to $40,000,000 (the "Alpharma Convertible Note") issued by the Company on February 19, 1999 to Alpharma pursuant to the Loan Agreement dated as of February 16, 1999 by and among the Company, Alpharma and Alpharma Inc. (the "Alpharma Loan Agreement") shall rank pari passu in right of payment with the Third Amendment Convertible Notes issued to the Furman Selz Entities pursuant to this Third Amendment, the Subordinated Notes and the Convertible Notes issuable upon exchange of the Preferred Stock, except as otherwise provided in the Subordination Agreement dated as of February 16, 1999 among the Company, the Purchasers and Alpharma, as amended (the "Subordination Agreement").

          SECTION 6.2 CONSENT TO ISSUANCE OF THE THIRD AMENDMENT CONVERTIBLE NOTES AND THIRD AMENDMENT WARRANTS. The Purchasers hereby consent, in all respects under the Series G Purchase Agreement, including without limitation under Sections 8.1 and 8.7, to the consummation of the transactions contemplated by this Third Amendment, including without limitation the issuance of the Third Amendment Convertible Notes and the Third Amendment Warrants.

          SECTION 6.3 RIGHTS OF FIRST REFUSAL. The Purchasers hereby waive any rights of first refusal held by the Purchasers under Section 7.7 of the Series G Purchase Agreement which were, are or may be applicable to (i) the issuance of the Third Amendment Convertible Notes and the shares of Common Stock issuable upon the conversion thereof, (ii) the issuance of the Third Amendment Warrants and the shares of Common Stock issuable upon the exercise thereof, (iii) the issuance of the Direct Purchase Shares and (iv) the issuance of shares of Common Stock pursuant to the letter agreement dated February 16, 1999 between the Company and FS Private Investments LLC.

          SECTION 6.4 ANTIDILUTION ADJUSTMENT. The Purchasers hereby agree that no adjustment shall be made to the Conversion Price of the Convertible Notes under Section 12.4 of the Purchase Agreement or the Warrant Price and the Warrant Shares under Article III of the Warrants with respect to (i) the issuance of the Third Amendment Convertible Notes and the shares of Common Stock issuable upon the conversion thereof, (ii) the issuance of the Third Amendment Warrants and the shares of Common Stock issuable upon the exercise thereof,
(iii) the issuance of the Direct Purchase Shares and (iv) the issuance of shares of Common Stock pursuant to the letter agreement dated February 16, 1999 between the Company and FS Private Investments LLC.

          SECTION 6.5 DIVIDEND AND INTEREST PAYMENTS DUE JULY 1, 1999.

          (a) SERIES G DIVIDEND. The Company and the Purchasers acknowledge that, under Section 2.1(b) of the Certificate of Designation, Voting Powers, Preferences and Rights of Series G Convertible Exchangeable Preferred Stock filed with the Secretary of State of the State of Delaware on May 29, 1998 (the "Series G Certificate of Designation"), because the Company did not pay the dividend required to be paid on June 1, 1999 (the "Series G Dividend"), the Dividend Rate (as defined in the Series G Certificate of Designation) increased from 8% to 9% as of June 1, 1999, and that, effective upon payment of the required Series G Dividend, the Dividend Rate shall decrease as of the date of such payment to 8%. The Company agrees that it shall pay the Series G Dividend on the earlier of (i) July 30, 1999 and (ii) the Closing Date (as defined in the Loan Agreement) (such earlier date being referred to herein as the "Payment Date"), and that, on such Payment Date, it shall also pay to the Purchasers dividends in an amount equal to the additional 1% dividend that accrued during the period from June 1, 1999 through the Payment Date.

          (b) SUBORDINATED NOTES INTEREST PAYMENT. The Purchasers agree that the Subordinated Notes shall hereby be amended to provide that the accrued interest due and payable on July 1, 1999 under the Subordinated Notes (as previously agreed by the Purchasers) shall instead be due and payable on the Payment Date and hereby waive any default arising under the Purchase Agreement from the Company's failure to make the required interest payment on July 1, 1999. In connection with such amendment, the Company hereby agrees that during the period from June 1, 1999 through the Payment Date the interest rate on the Subordinated Notes shall be increased from 8% to 9% and that, at such time as the Company pays the Subordinated Notes Interest Payment otherwise due on July 1, 1999, the Company shall also pay the Purchasers an amount equal to the additional 1% interest that accrued during the period from June 1, 1999 through the Payment Date.

                                   ARTICLE VII
                                  MISCELLANEOUS


          SECTION 7.1 THE SERIES G PURCHASE AGREEMENT. Except as amended by this Third Amendment, the Series G Purchase Agreement shall remain in full force and effect in accordance with its terms. This Third Amendment shall be deemed to be included in the Series G Purchase Agreement as defined above.

          SECTION 7.2 GOVERNING LAW. The rights and obligations of the parties under or pursuant to this Third Amendment shall be governed by and construed in accordance with the laws of the State of New York.

          SECTION 7.3 EXPENSES. The Company will pay all reasonable legal fees and disbursements of counsel for the Furman Selz Entities incurred with respect to the negotiation, execution and consummation of this Third Amendment and the transactions contemplated by this Third Amendment.

          SECTION 7.4 REFERENCES TO SERIES G PURCHASE AGREEMENT. Whenever in any certificate, letter, notice or other instrument reference is made to the Series G Purchase Agreement, such reference without more shall include this Third Amendment.

          SECTION 7.5 AMENDMENTS TO ALPHARMA AGREEMENTS. No amendment to the Alpharma Loan Agreement or any of the Ancillary Agreements shall have the effect of changing the meaning of any provision of this Third Amendment or the Series G Purchase Agreement without the consent of the Purchasers (and permitted assignees of the Purchasers) in accordance with Article XIV of the Series G Purchase Agreement.

          SECTION 7.6 COUNTERPARTS. This Third Amendment may be executed simultaneously in counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of the contents of this Third Amendment to produce or account for more than one such counterpart.

          SECTION 7.7 EFFECTIVENESS. This Third Amendment to the Series G Purchase Agreement shall be effective on the date hereof.

          SECTION 7.8 WAIVER OF NOTICE. The Purchasers hereby waive their right to notice under Section 8.4 of the Series G Purchase Agreement with respect to the consummation of the merger contemplated by the Agreement and Plan of Merger dated as of February 16, 1999 by and among the Company and Bird Merger Corporation.

          IN WITNESS WHEREOF this Third Amendment has been executed by duly authorized representatives of the parties hereto on the day, month and year first above written.


                                     ASCENT PEDIATRICS, INC.


                                     By: /S/ ALAN R. FOX
                                        --------------------------------
                                        Name:   Alan R. Fox
                                        Title:  President and
                                                 Chief Executive Officer

                                     FURMAN SELZ INVESTORS II L.P.
                                     FS EMPLOYEE INVESTORS LLC
                                     FS PARALLEL FUND L.P.

                                     By:  FS PRIVATE INVESTMENTS LLC,
                                              MANAGER


                                     By:  /S/ JAMES L. LUIKART
                                        -------------------------------
                                        Name:    James L. Luikart
                                        Title:   Managing Member


                                     BANCBOSTON VENTURES INC.


                                     By: /S/ MARCIA T. BATES
                                        -----------------------------
                                        Name:    Marcia T. Bates
                                        Title:   Managing Director


                                     FLYNN PARTNERS


                                     By:  /S/ JAMES E. FLYNN
                                        --------------------------------
                                        Name:  James E. Flynn, General Partner
                                               Flynn Partners

                                                                      EXHIBIT A

FORM OF 7.5% CONVERTIBLE SUBORDINATED NOTE DUE JULY 1, 2004

THIS NOTE AND THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OFFERED FOR SALE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

$_________                                                       JULY 1, 1999
                                                      WILMINGTON, MASSACHUSETTS

          FOR VALUE RECEIVED, ASCENT PEDIATRICS, INC., a Delaware corporation (the "undersigned"), hereby promises to pay to the order of____________, or registered assigns, the principal amount of _______________ Dollars ($__________), or if less, the aggregate unpaid amount of all Advances made to the undersigned under the Third Amendment (as defined below), on July 1, 2004, and to pay interest from the date hereof (computed on the basis of a 360-day year of twelve 30-day months) on the unpaid principal amount hereof at the rate of 7.5% per annum until the unpaid principal amount outstanding hereunder shall become due and payable, and to pay, on demand, interest on any overdue principal, including any overdue prepayment of principal and premium, if any, at the rate of 12% per annum.

          SCHEDULE A attached hereto and incorporated herein by reference records (i) the date and amount of each Advance hereunder and (ii) the date and amount of any principal and interest payments made by the Company hereunder; provided however that any failure to endorse such information on such Schedule or continuation thereof shall not in any manner affect the obligation of the Company to make payments of principal and interest in accordance with the terms of this Note.

          Payments of principal, premium, if any, and interest shall be made to the registered holder hereof in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, at the office of the Company at 187 Ballardvale Street, Suite B125, Wilmington, Massachusetts 01887, subject to the right of the registered holder hereof under the Third Amendment to receive direct payment in immediately available funds.

          Accrued interest shall be paid by the undersigned quarterly on March 31, June 30, September 30 and December 31 of each year, commencing on September 30, 1999.

          If any amounts under this Note become due and payable on a Saturday or Sunday or a day on which banks in the State of New York or the Commonwealth of Massachusetts are authorized by law to remain closed, such amounts shall be paid on the next succeeding day that such banks shall be open for business.

          This Note has been issued pursuant to, and is one of a series of notes (the "Third Amendment Convertible Notes") issued pursuant to the Third Amendment dated as of July 1, 1999 (the "Third Amendment") to the Securities Purchase Agreement dated as of May 13, 1998 between the undersigned and the Purchasers named therein, as amended (such Securities Purchase Agreement, as amended on September 30, 1998 and February 16, 1999 and by the Third Amendment being referred to herein as the "Purchase Agreement"). This Note is subject to and entitled to the benefits of all of the provisions of the Purchase Agreement. Capitalized terms herein are used as defined in the Purchase Agreement unless otherwise defined herein.

          This Note may be redeemed by either the undersigned or the holder as provided in Article IX of the Purchase Agreement. This Note may, or in certain circumstances, shall automatically, be converted into Common Stock, par value $0.00004 per share, of the Company in accordance with Section 7.3 of the Third Amendment.

          This Note is a general unsecured obligation of the undersigned and is subordinated to all Senior Indebtedness in accordance with Article XI of the Purchase Agreement and, as provided under Article XI, in certain circumstances, to Senior Indebtedness under the Subordination Agreement dated as of February 16, 1999 among the Company, Alpharma USPD Inc. and the Original Lenders named therein. Upon the occurrence of any one or more Events of Default, all amounts then remaining unpaid on this Note may be declared to be immediately due and payable subject to and as provided in the Purchase Agreement.

          This Note may be amended and the provisions hereof may be waived only in accordance with Article XIV of the Purchase Agreement.

          This Note shall be governed by and construed in accordance with the laws of the State of New York.

          IN WITNESS WHEREOF, ASCENT PEDIATRICS, INC. has caused this Note to be duly executed.

                                         ASCENT PEDIATRICS, INC.

(CORPORATE SEAL)

ATTEST:                                  By:
                                         Name:
                                         Title:

Name:
Title:  Secretary

                                                                     EXHIBIT B


THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OFFERED FOR SALE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED. VOID AFTER 5:00 P.M., NEW YORK TIME, ON JULY 1, 2006, OR IF NOT A BUSINESS DAY, AS DEFINED HEREIN, AT 5:00 P.M., NEW YORK TIME, ON THE NEXT FOLLOWING BUSINESS DAY.

                                                             WARRANT TO PURCHASE
                                                _________ SHARES OF COMMON STOCK

                        WARRANT TO PURCHASE COMMON STOCK
                                       OF
                             ASCENT PEDIATRICS, INC.

                           --------------------------

          This certifies that, for value received, ____________ or registered assigns ("Warrantholder"), is entitled to purchase from Ascent Pediatrics, Inc., a Delaware corporation (the "Company"), subject to the terms set forth below, at any time prior to the Expiration Date, after which time this Warrant shall become void, _________ Warrant Shares at the Warrant Price. The Warrant Price and the number of Warrant Shares purchasable hereunder are subject to adjustment from time to time as provided herein.

          This Warrant is one of a series of warrants (the "Warrants") evidencing the right to purchase shares of Common Stock of the Company issued pursuant to a certain Third Amendment (the "Third Amendment"), dated as of Jly 1, 1999, to the Series G Securities Purchase Agreement, dated as of May 13, 1998, by and between the Company and the persons named therein, as amended (such Securities Purchase Agreement, as amended on September 30, 1998 and February 16, 1999 and by the Third Amendment being referred to herein as the "Purchase Agreement"), copies of which Purchase Agreement are on file at the principal office of the Company, and the holder of this Warrant shall be entitled to all of the benefits of and be bound by all of the applicable obligations of the Purchase Agreement, as provided therein.

                                    ARTICLE I
                                  DEFINED TERMS

          Section 1.1. DEFINITION OF TERMS. As used in this Warrant, the following capitalized terms shall have the following respective meanings:

          (a) "Business Day" shall mean a day other than a Saturday, Sunday or other day on which banks in the State of New York or the Commonwealth of Massachusetts are authorized by law to remain closed.

          (b) "Convertible Notes" shall mean the 7.5% Convertible Subordinated Notes due July 1, 2004 issued pursuant to the Third Amendment and the 8.0% Convertible Subordinated Notes issued or issuable upon exchange of the Company's Preferred Stock pursuant to the Purchase Agreement.

          (c) "Common Stock" shall mean the Common Stock, $.00004 par value per share, of the Company.

          (d) "Closing Price" shall mean, with respect to any day, the last reported sales price of the Common Stock, regular way, or in case no sale takes place on such day, the average of the reported closing bid and asked prices of the Common Stock, regular way, in either case as reported on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, but is traded in the over-the-counter market, the closing sale price of the Common Stock or in case no sale is publicly reported, the average of the representative closing bid and asked quotations for the Common Stock on the Nasdaq National Market, or, if bid and asked prices for such day shall not have been reported on The Nasdaq Stock Market, the average of the bid and asked prices for the Common Stock as furnished by any New York Stock Exchange, Inc. member firm regularly making a market in the Common Stock and selected for such purpose by the Board of Directors of the Company.

          (e) "Expiration Date" shall mean the earlier of (a) July 1, 2006, or if such day is not a Business Day, the next succeeding day which is a Business Day.

          (f) "Fair Market Value" with respect to the date of any exercise by the Warrantholder of all or a portion of this Warrant, shall mean the average daily Closing Price of the Common Stock for thirty (30) consecutive trading days commencing forty-five (45) days before the date of such exercise by the Warrantholder of all or a portion of this Warrant, PROVIDED, HOWEVER, that where no public market exists for the Common Stock at the time of the exercise of all or a portion of this Warrant, the fair market value per share of Common Stock shall be determined by the Company's Board of Directors in good faith.

          (g) "Person" shall mean any individual, corporation, association, company, business trust, partnership, limited liability company, joint venture, joint-stock company, trust, unincorporated organization, association or any other entity or government or any agency or political subdivision thereof.

          (h) "Preferred Stock" shall mean the Series G Convertible Exchangeable Preferred Stock of the Company, $.01 par value per share.

          (i) "Purchase Agreement" shall mean that certain Securities Purchase Agreement, dated as of May 13, 1998, among the Company and the persons named therein, as amended.

          (j) "Related Person" of any Person means any other Person directly or indirectly owning (A) twenty percent (20%) or more of the outstanding common stock of such Person (or, in the case of a Person that is not a corporation, twenty percent (20%) or more of the equity interest in such Person) or (B) twenty percent (20%) or more of the combined voting power of the voting capital stock of such Person.

          (k) "Securities Act" shall mean the Securities Act of 1933, as amended.

          (l) "Subordinated Notes" shall mean the Company's 8% Subordinated Notes due 2005 issued pursuant to the Purchase Agreement.

          (m) "Third Amendment" shall mean the Third Amendment, dated as of July 1, 1999, to the Purchase Agreement.

          (m) "Warrant Price" shall mean Three Dollars ($3.00) per Warrant Share, as such price may be adjusted from time to time pursuant to Article III hereof.

          (n) "Warrant Shares" shall mean the shares of Common Stock purchasable upon exercise of this Warrant.


                                   ARTICLE II

                        DURATION AND EXERCISE OF WARRANT

          Section 2.1. EXERCISE OF WARRANT. The Warrantholder may exercise this Warrant, in whole or in part, by presentation and surrender of this Warrant at the address of the Company set forth in Section 4.6 hereof or at such other address as the Company may designate by notice in writing to the Warrantholder with the Subscription Form annexed hereto duly executed, accompanied by payment of the Warrant Price for each Warrant Share purchased. Upon receipt thereof, the Company shall cause to be issued certificates for the Warrant Shares so purchased in such denominations as are requested for delivery to the Warrantholder. Such certificates shall be delivered as promptly as practicable to the Warrantholder. Upon any partial exercise of this Warrant, the Company shall execute and deliver a new Warrant of like tenor and date for the balance of the Warrant Shares purchasable hereunder. Upon exercise, the Warrantholder shall be deemed to be the holder of record of shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Warrantholder. If at the time this Warrant is exercised, a registration statement is not in effect to register under the Securities Act the Warrant Shares issuable upon exercise of this Warrant, the Company may require the Warrantholder to make such representations, and may place such legends on certificates representing the Warrant Shares, as may be reasonably required to permit the Warrant Shares to be issued without such registration. The Company shall pay any and all stock transfer and similar taxes which may be payable in respect of the issue of the Warrant or in respect of the issue of any of the Warrant Shares, except the Company shall not pay such transfer taxes if the Warrant Shares are issued to a Person other than the Warrantholder.

          Section 2.2. RESERVATION OF SHARES. The Company hereby agrees that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant such number of shares of Common Stock or other shares of capital stock of the Company as may be from time to time issuable upon exercise of this Warrant. All such shares shall be duly authorized, and when issued upon such exercise, shall be validly issued, fully paid and nonassessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions, other than those restrictions imposed by the Securities Act of 1933, and free and clear of all preemptive and similar rights.

          Section 2.3. FRACTIONAL SHARES. The Company shall not be required to issue any fraction of a share of its capital stock in connection with the exercise of this Warrant, and in any case where the Warrantholder would, except for the provisions of this Section 2.3, be entitled under the terms of this Warrant to receive a fraction of a share upon the exercise of this Warrant, the Company shall, upon the exercise of this Warrant and receipt of the Warrant Price (as adjusted to cover the balance of the share), issue the largest number of whole shares purchasable upon exercise of this Warrant, but in no event shall the Company issue more than such number of shares of Common Stock as are issuable pursuant to the exercise of this Warrant. The Company shall not be required to make any cash or other adjustment in respect of such fraction of a share to which the Warrantholder would otherwise be entitled.

          Section 2.4. PAYMENT FOR WARRANT SHARES.

          (a) Payment of the aggregate Warrant Price for Warrant Shares to be purchased upon exercise of all or a portion of this Warrant shall be made in full by delivery to the Company, at its address set forth in Section 4.6 hereof or at such other address as the Company may designate by notice in writing to the Warrantholder, of a certified or bank cashier's check or by wire transfer to an account in the United States designated by the Company.

          (b) Payment of the aggregate Warrant Price may also be made in full by
(i) delivery to the Company of shares of Preferred Stock beneficially owned by the Warrantholder, plus accumulated dividends thereon, in an aggregate principal amount equal to the aggregate Warrant Price, (ii) delivery to the Company of Convertible Notes plus accrued interest thereon, in an aggregate principal amount equal to the aggregate Warrant Price, (iii) delivery to the Company of Subordinated Notes plus accrued interest thereon, in an aggregate principal amount equal to the aggregate Warrant Price or (iv) a combination of cash (payable by wire transfer or certified or bank check), shares of Preferred Stock, Convertible Notes or Subordinated Notes beneficially owned by such Warrantholder and such accumulated dividends or accrued interest, as the case may be, in an aggregate principal amount equal to the aggregate Warrant Price. Any shares of Preferred Stock or Convertible Notes or Subordinated Notes surrendered for exchange hereunder shall be, if so required by the Company, accompanied by a written instrument or instruments of transfer in form satisfactory to the Company duly delivered by the Warrantholder.

          (c) Notwithstanding any provisions herein to the contrary, if the Fair Market Value of one share of Common Stock is greater than the Warrant Price (at the date of calculation as set forth below), in lieu of exercising this Warrant for cash, the Warrantholder may elect to receive shares equal to the value (as determined below) of this Warrant (or the portion thereof, which portion shall be canceled) by surrender of this Warrant at the principal office of the Company together with the properly endorsed Subscription Form annexed hereto and notice of such election in which event the Company shall issue to the Warrantholder a number of shares of Common Stock computed using the following formula:


               X =  Y(A-B)
                      A


     Where     X =      the number of shares of Common Stock to be issued to the
                        Warrantholder

               Y        = the number of shares of Common Stock
                          purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation)

               A        = the Fair Market Value of one share of the
                          Common Stock (at the date of such
                          calculation)

               B = Warrant Price (as adjusted to the date of such calculation)


                                   ARTICLE III
                  ADJUSTMENT OF WARRANT PRICE OR WARRANT SHARES

          Section 3.1. ADJUSTMENT OF WARRANT PRICE.

          (a) Except as hereinafter provided, in case the Company shall at any time after the date hereof issue or sell any obligations or shares of Common Stock, for a consideration per share less than the Warrant Price in effect immediately prior to the issuance or sale of such shares, or without consideration, then, and thereafter successively upon each issuance or sale, the Warrant Price in effect immediately prior to each such issuance or sale shall forthwith be reduced to a price determined by dividing (i) an amount equal to
(X) the total number of shares of Common Stock outstanding immediately prior to such issuance or sale multiplied by the Warrant Price in effect immediately prior to such issuance or sale, plus (Y) the consideration, if any, received by the Company upon such issuance or sale, by (ii) the total number of shares of Common Stock outstanding immediately after such issuance or sale.

          For the purposes of any computation to be made in accordance with the provisions of this paragraph (a), the following shall be applicable:

               (i) In case of the issuance or sale of shares of Common Stock for a consideration part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the amount of cash received by the Company for such shares (or, if such shares of Common Stock are offered by the Company for subscription, the subscription price, or, if shares of Common Stock shall be sold to underwriters or dealers for public offering without a subscription offering, the public offering price) before deducting therefrom any commissions or other expenses paid or incurred by the Company for any underwriting of, or otherwise in connection with the issuance of such shares;

               (ii) In case of the issuance or sale of shares of Common Stock for a consideration part or all of which shall be other than cash (otherwise than as a dividend or other distribution on any shares of Common Stock of the Company or on conversion, exercise or exchange of other securities of the Company or upon acquisition of the assets or securities of another company or upon merger or consolidation with another entity), the amount of consideration therefor other than cash shall be the value of such consideration as of the date of the issuance or sale of the shares of Common Stock, irrespective of accounting treatment, but as determined by the Board of Directors of the Company in good faith. The reclassification of securities other than Common Stock into Common Stock shall be deemed to involve the issuance for a consideration other than cash of such Common Stock immediately prior to the close of business on the date fixed for the determination of security holders entitled to receive such Common Stock;

               (iii) In case of the issuance of shares of Common Stock upon conversion or exchange of any obligations or of any securities of the Company that shall be convertible into or exchangeable for shares of Common Stock or upon the exercise of rights or options to subscribe for or to purchase shares of Common Stock (other than upon exercise of this Warrant), the amount of consideration received by the Company for such shares of Common Stock shall be deemed to be the sum of (A) the amount of the consideration received by the Company upon the original issuance of such obligations, shares, rights or options, as the case may be, plus (B) the consideration, if any, other than such obligations, shares, rights or options, received by the Company upon such conversion, exchange, or exercise except in adjustment of interest and dividends. The amount of the consideration received by the Company upon the original issuance of the obligations, shares, rights or options so converted, exchanged or exercised and the amount of the consideration, if any, other than such obligations, shares, rights or options, received by the Company upon such conversion, exchange or exercise shall be determined in the same manner provided in subparagraphs (i) and (ii) above with respect to the consideration received by the Company in case of the issuance of shares of Common Stock; if such obligations, shares, rights or options shall have been issued as a dividend upon any securities of the Company, the amount of the consideration received by the Company upon the original issuance thereof shall be deemed to be zero. In case of the issuance of Warrant Shares upon exercise of this Warrant, the Company shall be deemed to have received the Warrant Price then in effect as the consideration for each share of Common Stock so issued;

               (iv) Shares of Common Stock issuable by way of dividend or other distribution on any securities of the Company shall be deemed to have been issued and to be outstanding at the close of business on the record date fixed for the determination of security holders entitled to receive such dividend or other distribution and shall be deemed to have been issued without consideration. Shares of Common Stock issued otherwise than as a dividend, shall be deemed to have been issued and to be outstanding at the close of business on the date of issue;

               (v) The number of shares of Common Stock at any time outstanding shall not include any shares then owned or held by or for the account of the Company, but shall include the aggregate number of shares deliverable in respect of options, rights and exercisable, convertible and exchangeable securities at all times while such options, rights or securities remain outstanding and unexercised, unconverted or unexchanged, as the case may be; and

               (vi) No adjustment shall be made to the Warrant Price in effect upon conversion or exchange of (i) securities convertible or exercisable or exchangeable for Common Stock or for other securities that are subsequently exercisable for Common Stock that are outstanding as of the date of the Third Amendment, or (ii) any obligations or any securities of the Company that shall be convertible into or exercisable or exchangeable for shares of Common Stock or upon the exercise of rights or options to subscribe for or to purchase shares of Common Stock for which an adjustment in the Warrant Price has previously been made in accordance with paragraph (b) of this
          Section 3.1.

               (vii) In the event that any payment is made to the holders of warrants issued pursuant to the Securities Purchase Agreement dated as of January 31, 1997 among the Company, Triumph Connecticut Limited Partnership and the other purchasers named therein pursuant to Section 8.3(b) (or successor provision) of such Securities Purchase Agreement which does not result in a modification pursuant to Section 3.4, the Company shall be deemed to have issued without consideration as of the date of the event giving rise to such payment a number of shares of Common Stock equal to the amount of such payment divided by the Closing Price on the date of such event.

          (b) In case the Company shall at any time after the date hereof issue options or rights to subscribe for shares of Common Stock, or issue any obligations or securities convertible into or exchangeable for shares of Common Stock, otherwise than as contemplated by Section 3.1(a)(vi) or pursuant to
Section 3.3 hereof, for a consideration per share less than the Warrant Price in effect immediately prior to the issuance of such options or rights or convertible or exchangeable securities, or without consideration, the Warrant Price in effect immediately prior to the issuance of such options or rights or securities shall be reduced to a price determined by making a computation in accordance with the provisions of paragraph (a) of this Section 3.1, provided that:

          (i) the aggregate maximum number of shares of Common Stock deliverable under such options or rights shall be considered to have been delivered at the time such options or rights were issued, and for a consideration equal to the minimum purchase price per share of Common Stock provided for in such options or rights, plus the consideration (determined in the same manner as consideration received on the issue or sale of Common Stock), if any, received by the Company for such options or rights;

          (ii) the aggregate maximum number of shares of Common Stock deliverable upon conversion of or exchange for any such obligations or securities shall be considered to have been delivered at the time of issuance of such securities, and for a consideration equal to the consideration (determined in the same manner as consideration received on the issue or sale of Common Stock) received by the Company for such securities, plus the consideration, if any, to be received by the Company upon the exchange or conversion thereof; and

          (iii) on the expiration of such options or rights, or an increase in the minimum exercise price thereof, or a decrease in the maximum number of shares of Common Stock deliverable upon exercise or conversion of such options, rights or convertible or exchangeable securities pursuant to the terms thereof (and not as a result of exercise or conversion), or the termination of such right to convert or exchange, the Warrant Price in effect shall forthwith be readjusted to such Warrant Price as would have obtained (A) in the case of the expiration or termination of options or rights or the termination of the right to convert or exchange convertible or exchangeable securities, had no adjustments been made upon the issuance of such options, rights or convertible or exchangeable securities, or (B) in the case of an increase in the minimum exercise price thereof, or a decrease in the maximum number of shares deliverable thereunder, had the adjustments made upon the issuance of such options, rights or convertible or exchangeable securities been made upon the basis of the delivery of only the number of shares of Common Stock (A) actually deliverable upon the exercise of such options or rights or upon conversion or exchange of such securities, or (B) deliverable by reason of such increase in price or decrease in number of shares.

          (c) No adjustment to the Warrant Price shall be made in connection with the issuance of:

               (i) the Series G Preferred Stock, the Convertible Notes, the Warrants issued pursuant to the Third Amendment, the Warrants issued pursuant to the Purchase Agreement and the New Warrants, as such term is defined in the Purchase Agreement (together, the "Convertible Securities"), and the securities issued or issuable upon conversion or exercise of the Convertible Securities, or other currently outstanding securities that are convertible, exercisable or exchangeable for shares of Common Stock; and

               (ii) shares of Common Stock or rights, options or warrants to acquire Common Stock issued to directors, employees or consultants of the Company pursuant to a stock option plan or agreement (and, in the case of rights, options, or warrants, the Common Stock issued or issuable upon exercise thereof) and approved by the Board of Directors;

          (d) In case the Company shall at any time after the date hereof subdivide or combine the outstanding shares of Common Stock, the Warrant Price in effect shall forthwith be proportionately decreased in the case of the subdivision or proportionately increased in the case of combination to the nearest one cent. Any such adjustment shall become effective at the close of business on the date that such subdivision or combination shall become effective.

          Section 3.2. ADJUSTMENT OF WARRANT SHARES. In the event of an adjustment of the Warrant Price, the number of shares of Common Stock (or reclassified or recapitalized stock) issuable upon exercise of this Warrant after such adjustment shall be equal to the number determined by multiplying the number of shares of Common Stock issuable upon exercise of this Warrant immediately prior to such adjustment by a fraction, of which the numerator is the Warrant Price in effect immediately prior to such adjustments, and the denominator is the Warrant Price in effect immediately after such adjustment.

          Section 3.3. DIVIDENDS AND DISTRIBUTIONS. In the event that the Company shall at any time after the date hereof pay any dividend (other than in shares of Common Stock) on, or make any distribution of its assets upon or with respect to, the Common Stock, or in the event that the Company shall offer options or rights to subscribe for shares of Common Stock, or issue any securities convertible into or exchangeable for shares of Common Stock, to all of its holders of Common Stock, then on the record date for such payment, distribution or offer or, in the absence of a record date, on the date of such payment, distribution or offer, the Warrantholder shall receive what the Warrantholder would have received had it exercised this Warrant in full immediately prior to the record date of such payment, distribution or offer or, in the absence of a record date, immediately prior to the date of such payment, distribution or offer.

          Section 3.4. MERGERS, CONSOLIDATIONS, RECLASSIFICATIONS. In the case of any reorganization or reclassification of the outstanding shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) or in the case of any consolidation of the Company into, or merger of the Company with another corporation in which it is not the surviving entity (or it is the surviving entity, but its shares of Common Stock become shares of another corporation), or in the case of any sale, lease or conveyance of all, or substantially all, of the property, assets, business and goodwill of the Company as an entirety, the Warrantholder shall thereafter have the right upon exercise of this Warrant to receive the kind and amount of shares of stock and other securities, cash and property receivable upon such reorganization, reclassification, consolidation, merger or disposition by a holder of the number of shares of Common Stock which the Warrantholder would have received had it exercised this Warrant immediately prior to such reorganization, reclassification, consolidation, merger or disposition, at a price equal to the aggregate Warrant Price then in effect for exercising this Warrant in full (the kind, amount and price of such stock and other securities to be subject to adjustment as herein provided); provided, however, that the kind and amount of such shares of stock and other securities, cash and other property shall be determined as if any payment made to the holders of warrants issued pursuant to the Securities Purchase Agreement dated as of January 31, 1997 among the Company, Triumph Connecticut Limited Partnership and the other purchasers named therein upon such reorganization, reclassification, consolidation, merger or disposition in excess of the amount such holders would otherwise have been entitled to receive under the terms of such warrants without regard to Section 8.3(b) (or successor provision) of such Securities Purchase Agreement had not been made. The foregoing provisions of this Section 3.4 shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers and dispositions.

          Section 3.5. NOTICE OF ADJUSTMENT. Whenever the Warrant Price or the number of Warrant Shares shall be adjusted pursuant to the provisions of Article III, the Company shall prepare and deliver forthwith to the Warrantholder a certificate signed by the President of the Company and by its Chief Financial Officer, setting forth the adjusted number of Warrant Shares purchasable upon the exercise of this Warrant and the Warrant Price calculated to the nearest cent and setting forth in reasonable detail the method of calculation and the facts requiring such adjustment and upon which such calculation is based.

          Section 3.6. NOTICE OF CERTAIN CORPORATE ACTION. In case at any time:

               (A) the Company shall declare any dividend (or any other distributions) on shares of Common Stock; or

               (B) the Company shall authorize the granting to all holders of its Common Stock of rights to subscribe for or purchase any shares of stock of any class or of any other rights; or

               (C) there shall be any reclassification of the capital stock of the Company; or

               (D)  there shall be any capital reorganization by the Company; or

               (E) there shall be any (i) consolidation or merger involving the Company, other than the merger contemplated by the Merger Agreement, or (ii) sale, transfer or other disposition of all or substantially all of the Company's property, assets or business (except a merger or other reorganization in which the Company shall be the surviving corporation and its shares of capital stock shall continue to be outstanding and unchanged and except a consolidation, merger, sale, transfer or other disposition involving a wholly-owned subsidiary); or

               (F) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company or any partial liquidation of the Company or distribution to holders of Common Stock;

then, in each of such cases, the Company shall give written notice to the Warrantholder of the date on which (i) the books of the Company shall close or a record date shall be fixed for such dividend, distribution or subscription rights or (ii) such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be, shall take place. Such notice also shall specify the date as of which the holders of Common Stock of record shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their certificates for Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be. Such notice shall be given at least twenty (20) days prior to the action in question and not less than twenty (20) days prior to the record date or the date on which the Company's transfer books are closed in respect thereto.

          Section 3.7. FORM OF WARRANT AFTER ADJUSTMENTS. The form of this Warrant need not be changed because of any adjustments in the Warrant Price or the number or kind of the Warrant Shares.


                                   ARTICLE IV
                                  MISCELLANEOUS

          Section 4.1. SUCCESSORS AND ASSIGNS; TRANSFERS.

          (a) The terms of this Warrant shall be binding upon, inure to the benefit of and be enforceable by and against any successors or assigns of the Company and of the Warrantholder; PROVIDED, HOWEVER, that the Company may not assign its rights or obligations hereunder.

          (b) Subject to the provisions of paragraph (f) below and Section 17.3 of the Purchase Agreement, this Warrant and all rights hereunder are transferable by the Warrantholder, in whole or in party, upon surrender of this Warrant with a properly executed assignment at the principal office of the Company.

          (c) Any transferee to whom rights hereunder are transferred shall, as a condition to such transfer, deliver to the Company a written instrument by which such transferee agrees to be bound by the obligations imposed upon the Warrantholder under this Warrant to the same extent as if such transferee was the Warrantholder.

          (d) The Company will maintain a register containing the names and addresses of the Warrantholders of the Warrants. Any Warrantholder may change its or his address as shown on the warrant register by written notice to the Company requesting such change.

          (e) Until any transfer of this Warrant is made in the warrant register, the Company may treat the Warrantholder as the absolute owner hereof for all purposes; provided, however, that if and when this Warrant is properly assigned in blank, the Company may (but shall not be obligated to) treat the bearer hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

          (f) This Warrant and the Warrant Shares shall not be sold or transferred unless either (i) they first shall have been registered under the Securities Act or (ii) the Company first shall have been furnished with an opinion of legal counsel, reasonably satisfactory to the Company, to the effect that such sale or transfer is exempt from the registration requirements of the Securities Act.

          (g) Each certificate representing Warrant Shares shall bear a legend substantially in the following form:

               "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be offered, sold or otherwise transferred, pledged or hypothecated unless and until such securities are registered under such Act or an opinion of counsel reasonably satisfactory to the Company is obtained to the effect that such registration is not required."

          The foregoing legend shall be removed from the certificates representing any Warrant Shares, at the request of the holder thereof, at such time as they become eligible for resale pursuant to Rule 144(k) under the Securities Act.

          Section 4.2. RIGHTS AS STOCKHOLDER. Except as provided herein, the Warrantholder, as such, shall not be entitled to vote or be deemed to be a stockholder of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Warrantholder, as such, any rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action or receive notice of meetings.

          Section 4.3. ACCEPTANCE BY WARRANTHOLDER. Receipt of this Warrant by the Warrantholder shall constitute acceptance of an agreement to the foregoing terms and conditions.

          Section 4.4. GOVERNING LAW. This Warrant and the rights of the parties hereunder shall be governed in all respects by the laws of the State of New York, without giving effect to the provisions thereof relating to conflicts of law.

          Section 4.5. SEVERABILITY. In case any provision of this Warrant shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

          Section 4.6. NOTICES. Any notices or certificates by the Company to the Warrantholder and by the Warrantholder to the Company shall be deemed delivered if in writing and delivered in person or by registered mail (return receipt requested) to the Warrantholder, at its address in the registry of Warrantholders maintained by the Company, and if to the Company, at 187 Ballardvale Street, Suite B125, Wilmington, MA 01887, Attention: Principal Financial Officer. The Company may change its address by written notice to the Warrantholder.

          Section 4.7. AMENDMENT. This Warrant may be amended or modified (or any provision hereof waived) only if Warrantholders holding at least eighty percent (80%) of the Warrant Shares (assuming exercise of all the Warrants) shall approve such amendment, modification or waiver in writing; PROVIDED, HOWEVER, that no amendment that adversely affects the rights of any Warrantholder in a manner different from the rights of the other Warrantholders shall be effective against such Warrantholder unless approved in writing by such Warrantholder. After an amendment, modification or waiver of a provision the Warrants becomes effective, the Company shall mail to the Warrantholders a notice briefly describing the amendment, modification or waiver.

          IN WITNESS WHEREOF, this Warrant has been duly executed by the Company under its corporate seal as of the 1 st day of July, 1999.

                                         ASCENT PEDIATRICS, INC.


                                         By:_________________________________
                                            Name:
                                            Title:
ATTEST:


----------------------------------
Secretary

                                                                    EXHIBIT C



                             ASCENT PEDIATRICS, INC.


                             SUPPLEMENTAL AGREEMENT

                               DATE: JULY 1, 1999

                                TABLE OF CONTENTS

                                                                         PAGE

ARTICLE I DEFINITIONS, ETC..................................................2

ARTICLE II AMOUNT AND TERMS OF SECURITIES...................................3

ARTICLE III ADDITIONAL CONDITIONS OF OBLIGATIONS OF THE
          LENDER............................................................3

ARTICLE IV COVENANTS OF THE COMPANY.........................................4

ARTICLE V ADDITIONAL REPRESENTATIONS OF THE COMPANY.........................5

ARTICLE VI OTHER AMENDMENTS.................................................5

          SUPPLEMENTAL AGREEMENT (the "Agreement") dated as of July 1, 1999 among Ascent Pediatrics, Inc., a Delaware corporation (the "Company"), Alpharma USPD Inc., a Maryland corporation (the "Lender"), and Alpharma Inc., a Delaware corporation (the "Parent"), State Street Bank and Trust Company (the "Depositary") and each of the Original Lenders named in the Subordination Agreement described below.

          WHEREAS, pursuant to the Loan Agreement dated as of February 16, 1999 among the Company, the Lender and the Parent (the "Loan Agreement"), the Lender has agreed to loan to the Company an aggregate of up to $40 million from time to time upon the terms and conditions set forth therein;

          WHEREAS, the Lender, the Company and the Depositary are parties to a Depositary Agreement dated February 16, 1999 (the "Depositary Agreement");

          WHEREAS, the Lender, the Company and the Original Purchasers named therein are parties to a Subordination Agreement dated February 16, 1999 (the "Subordination Agreement");

          WHEREAS, the Company, the Lender and the Parent are parties to a Master Agreement dated February 16, 1999 (the "Master Agreement");

          WHEREAS, the parties wish to supplement and amend the Loan Agreement, the Depositary Agreement, the Master Agreement and the Subordination Agreement upon the terms and conditions set forth herein;

          WHEREAS, the Lender is the sole Holder of the Note (as defined in the Loan Agreement) and the parties are entering into this Agreement (to the extent it modifies the Loan Agreement) pursuant to Section 12.1 of the Loan Agreement.

          WHEREAS, on or prior to the date hereof, this Agreement has been approved by a majority of the Non-Alpharma Directors pursuant to Section 9.01 of the Depositary Agreement and Section 8.5 of the Master Agreement;

          NOW, THEREFORE, in consideration of the premises, it is agreed by and among the parties hereto as follows:


                                    ARTICLE I
                                DEFINITIONS, ETC.

          1.1 Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement or in the Ancillary Agreements (as defined in the Loan Agreement).

          1.2 Unless the context otherwise requires:

               a.   a term has the meaning assigned to it;

               b. an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

               c.   "or" is not exclusive;

               d. words in the singular include the plural and in the plural include the singular;

               e.   provisions apply to successive events and transactions; and

               f. "herein", "hereof" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision.

          1.3 This Agreement amends and supplements the Loan Agreement, the Depositary Agreement, the Subordination Agreement, the Guaranty Agreement and the Master Agreement. In case of any inconsistency between the terms of this Agreement and the Loan Agreement, the Depositary Agreement, the Subordination Agreement, the Guaranty Agreement or the Master Agreement, the terms of this Agreement shall govern. In the absence of such inconsistency, all provisions of the Loan Agreement, the Depositary Agreement, the Subordination Agreement, the Guaranty Agreement and the Master Agreement shall remain in full force and effect. Without limiting the foregoing, (a) the conditions set forth in Article III hereof shall for all purposes be considered part of Section 4.2 or 4.3 of the Loan Agreement, as applicable; (b) the representations set forth in Article V hereof shall for all purposes be considered part of Article III of the Loan Agreement; and (c) the covenants set forth in Sections 6.5 and 6.7 and Article IV hereof shall for all purposes (including defining Defaults and Events of Default) be considered part of Article VI of the Loan Agreement. Any reference in the Loan Agreement, the Depositary Agreement, the Master Agreement, the Guaranty Agreement or the Subordination Agreement to any such agreement or to the Ancillary Agreements shall be deemed to be a reference to such agreement as modified hereby. Any reference in any such agreement to approval or adoption of the Merger Agreement and the transactions contemplated thereby shall be deemed to be a reference to the Merger Agreement and such transactions as modified hereby.

          1.4 The parties may sign any number of copies of this Agreement. Each signed copy shall be an original and may be signed in counterparts, but all of them together represent the same agreement.

          1.5 The laws of the State of New York, without regard to principles of conflicts of law, shall govern this Agreement to the extent it modifies the Loan Agreement or the Subordination Agreement. The laws of the State of Delaware, without regard to principles of conflicts of laws, shall govern this Agreement to the extent it modifies the Depositary Agreement or the Master Agreement.

                                   ARTICLE II
                         AMOUNT AND TERMS OF SECURITIES

          2.1 In addition to its obligations under Section 2.3(a) of the Loan Agreement, with respect to any Project Loan or Screened Project Loan, the Company shall, on the date required by such Section, deliver a Notice of Borrowing to each member of the Screening Committee (as defined herein) and to the Lender.

          2.2 In addition to the requirements under 2.3(b) of the Loan Agreement, each Notice of Borrowing shall describe the proposed use of proceeds, and shall provide sufficient information to allow the Lender and the Screening Committee to reasonably determine that the proceeds of the requested Loan will be used as required by Section 4.1 or 4.3 of this Agreement.


                                   ARTICLE III
               ADDITIONAL CONDITIONS OF OBLIGATIONS OF THE LENDER

          The obligation of the Lender to make any Loans on or after the date hereof, including the first Unrestricted Loan, is subject to the fulfillment to its reasonable satisfaction, or the waiver by the Lender, on or prior to the applicable Loan Date, of each of the following additional conditions:

          (a) The Third Amendment to the May 1998 Securities Purchase Agreement in the form attached hereto as Exhibit A (the "Investment Agreement") shall be in full force and effect.

          (b) The Furman Selz Entities (as defined in the Investment Agreement) shall have invested $2,000,000 in the Company in exchange for 7.5% Convertible Subordinated Notes due July 1, 2004 (the "New Notes") as required by the Investment Agreement and such other amounts as may be required from time to time pursuant to the Investment Agreement; the Company and each Furman Selz Entity shall have performed in all material respects all of their respective obligations under the Investment Agreement;

          (c) The Lender shall be reasonably satisfied that the proceeds of any Unrestricted Loans being made will be used as set forth in Section 4.1 of this Agreement and that the proceeds of any Project Loans or Screened Project Loans will be used for the purposes approved by the Screening Committee pursuant to
Section 4.3 of this Agreement.


                                   ARTICLE IV
                            COVENANTS OF THE COMPANY

          Subject to Section 6.10 of the Loan Agreement, the Company hereby covenants and agrees that prior to the Option Expiration Date:

          4.1 The Lender agrees that the Company delivered to the Lender on or about May 19, 1999 a detailed operating plan (designated the 1999 P-1 plan) covering the period ending December 31, 2001 (the "Plan"). Not later than the first day of each calendar month, the Company shall notify the Lender in writing of any material changes to the Plan or to the assumptions underlying the Plan (each such notification, an "Update"). Notwithstanding Section 6.6 of the Loan Agreement, the Company shall use the proceeds of Unrestricted Loans only for the purposes specified in the Plan or any Update; provided, however that the Company shall not make any expenditures that are (in the aggregate) materially in excess of those contemplated by the Plan (or by any Update that has previously received Screening Committee Approval (as defined below)) unless such expenditures shall have received Screening Committee Approval. Prior to the date (the "Final Launch Date") on which (i) the FDA has granted marketing approval to the Company for both Primsol and the Orapred refrigerated product and (ii) both of such products have been commercially launched by the Company, the Plan and any Updates, shall contemplate only normal operating expenses of the Company, and expenses related to Primsol and the Orapred refrigerated product and any other purpose that receives Screening Committee Approval. Prior to the Final Launch Date, the Company shall not use the proceeds of Unrestricted Loans, any amounts received pursuant to the Investment Agreement or any other available funds (other than Project Loans or Screened Project Loans that receive Screening Committee Approval) for any other purpose, including, without limitation, any purpose related to Pediavent or the Orapred non-refrigerated product (other than as reflected in the Plan but not any Update).

          4.2 The Company and the Lender hereby form a committee under this agreement (the "Screening Committee"), consisting of two nominees of the Company (who together shall have one vote), one nominee of the Lender (who shall have one vote) and one nominee of the Furman Selz Entities as a group (who shall have one vote). The initial nominees of the Company shall be the Chairman and the President and Chief Executive Officer of the Company. Vacancies on the Screening Committee shall be filled by the Company, the Lender or the Furman Selz Entities, as applicable. The Screening Committee is not a committee of the Company or of the Board of Directors. The nominee of Alpharma shall have no duty to protect the interests of the Company, its stockholders or any of its creditors other than the Lender. The nominees of the Company and the Furman Selz Entities shall have no duty to protect the interests of the Lender.

          4.3 Except as provided in Section 4.1, the Company shall not (a) use any funds for any Project or (b) enter into commitments or agreements with respect to any Project, unless in each case such action has received Screening Committee Approval. Notwithstanding Section 6.6 of the Loan Agreement, the Company shall use the proceeds of any Project Loan or Screened Project Loan only for purposes that have received Screening Committee Approval. Prior to the Final Launch Date, "Screening Committee Approval" means approval by all three votes on the Screening Committee. On and after the Final Launch Date, "Screening Committee Approval" means approval by two of the three votes on the Screening Committee. The Screening Committee may, in its discretion, refuse to give Screening Committee Approval to any Project or other action.


                                    ARTICLE V
                    ADDITIONAL REPRESENTATIONS OF THE COMPANY

          The Company represents and warrants to the Lender that the Plan, each operating budget or business plan required by the Loan Agreement to be delivered and each Update required by this Agreement to be delivered is or will be based on underlying assumptions of the Company which provide a reasonable basis for the projections contained therein and which the Company reasonably believes are fair and reasonable in light of the historical financial performance of the Company and of current and reasonably foreseeable business conditions (based upon the good faith best judgment in respect thereof of the Chief Executive Officer of the Company).


                                   ARTICLE VI
                                OTHER AMENDMENTS

          5.1 The definition of the term "Option Expiration Date" in the Depositary Agreement is amended by adding the following text to the end of such definition:

               "or Article III of the Supplemental Agreement dated as of July 1, 1999 among the Company, Alpharma, Alpharma Inc., State Street Bank and Trust Company and the other parties named on the signature pages thereof (including, without limitation, the failure of such condition due to the lack of Screening Committee Approval (as defined in such agreement))."

          5.2 Clause (Y) of the proviso in the definition of the term "Option Exercise Price" in the Depositary Agreement is amended and restated in its entirety as follows:

               "(Y) with respect to each Depositary Share (the "Series G Shares") issued or issuable upon conversion of the (I) the Series G Preferred, (II) any convertible notes issuable upon exchange of the Series G Preferred or (III) the 7.5% Convertible Subordinated Notes due July 1, 2004, in each case outstanding as of the Option Closing Date, or issued or issuable upon exercise of the warrants issued pursuant to the Series G Agreement, as amended by the third amendment thereto, dated as of July 1, 1999 (to the extent any such shares continue to be held as of the Option Closing Date by one of the purchasers set forth on Schedule 1 to the Series G Agreement as so amended or an Affiliate of any such purchasers), the Original Option Exercise Price; and"

          5.3 The Loan Agreement is hereby amended to amend and restate clause
(i) of the definition of "Impairment Event" in its entirety as follows:

               "(i) the existence of a Negative Equity Position, provided, however, that notwithstanding the requirements of GAAP, (A) any amounts outstanding under the 8% Subordinated Notes, (B) any amounts outstanding under any debt securities issued upon conversion or exchange of the Series G Preferred and (C) any amounts outstanding under the Company's 7.5% Convertible Subordinated Notes due July 1, 2004 shall be considered to be equity for purposes of this clause only;"

          5.4 The Loan Agreement is hereby amended to amend and restate the definition of "Negative Equity Position" in its entirety as follows:

               "'NEGATIVE EQUITY POSITION' means the existence of a stockholders' deficit on the Company's balance sheet, determined in accordance with GAAP, as of (i) the last day of any monthly fiscal period or (ii) if so requested by the Lender or the Original Lenders (as defined in the Subordination Agreement) at any time when the maximum amount of Unrestricted Loans is outstanding, the latest practicable date."

          5.5 The Lender consents to the Company entering into the Investment Agreement and consummating the transactions contemplated thereby. Subject to
Section 6.10 of the Loan Agreement, the Company hereby covenants and agrees that any amendment to the Investment Agreement or the New Notes shall require the consent of the Lender.

          5.6 Section 7.1 of the Loan Agreement is hereby amended to add a new subsection (i) to read as follows:

               "(i) Indebtedness incurred pursuant to the Third Amendment to the May 1998 Securities Purchase Agreement."

          5.7 Subject to Section 6.10 of the Loan Agreement, the Company hereby covenants and agrees that (a) all amounts required to be invested in the Company from time to time pursuant to the Investment Agreement shall be so invested, (b) the Company shall not make any payments on the 8% Subordinated Notes, the convertible notes issuable pursuant to the May 1998 Securities Purchase Agreement or the New Notes except pursuant to their terms on the date hereof.

          5.8 The Subordination Agreement is hereby amended to include the New Notes in the definition of "Furman Notes."

          5.9 The Subordination Agreement is hereby amended to add the following sentence to the end of Section 2.1:

               "To the extent the Company makes any payment of principal or interest on the Furman Notes in contravention of this paragraph, the Original Lenders shall promptly repay such amounts to the Company."

          IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above set forth.


                                         ASCENT PEDIATRICS, INC.



                                         By: /S/ ALAN R. FOX
                                            ---------------------------------
                                         Name:  Alan R. Fox
                                         Title: President and Chief Executive
                                                Officer

                                         ALPHARMA USPD INC.



                                         By: /S/ THOMAS L. ANDERSON
                                            ---------------------------------
                                         Name: Thomas L. Anderson
                                         Title: President


                                         ALPHARMA INC.


                                         By: /S/ JEFFREY E. SMITH
                                            --------------------------------
                                         Name: Jeffrey E. Smith
                                         Title: Vice President, Finance


                                         STATE STREET BANK AND TRUST
                                         COMPANY


                                         By: /S/ CHARLES ROSSI
                                            --------------------------------
                                             Name: Charles Rossi
                                             Title: Vice President


                                         ORIGINAL LENDERS:


                                         FURMAN SELZ INVESTORS II L.P.
                                         FS EMPLOYEE INVESTORS L.L.C.
                                         FS PARALLEL FUND L.P.

                                         By: FS PRIVATE INVESTMENTS LLC
                                             MANAGER



                                         By: /S/ JAMES L. LUIKART
                                            --------------------------------
                                             Name: James L. Luikart
                                             Title: Managing Member


                                         BANCBOSTON VENTURES INC.



                                         By: /S/ MARCIA T. BATES
                                            -------------------------------
                                             Name: Marcia T. Bates
                                             Title: Managing Director


                                         FLYNN PARTNERS


                                         By: /S/ JAMES E. FLYNN
                                            ------------------------------
                                             Name: James E. Flynn
                                             Title: General Partner